SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                AMENDMENT NO 1 TO
                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         ACCIDENT PREVENTION PLUS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                 State of Nevada
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   11-3461611
                      ------------------------------------
                      (I.R.S. Employer Identification No.)



                               325 Wireless Blvd.


                            Hauppauge, New York 11788
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                 (516) 360-0600
                           ---------------------------
                           (Issuer's telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE

                               TABLE OF CONTENTS


                                                                        Page
                                                                        ----

PART I


Item 1.   Description of Business.                                      3

Item 2.   Management's Discussion and Analysis or Plan of Operation.    31
          Results of Operation                                          32
          Liquidity and Capital Resources                               34


Item 3.   Description of Property.                                      40

Item 4.   Security Ownership of Certain Beneficial Owners
          and Management.                                               40

Item 5.   Directors, Executive Officers, Promoters and Control Persons. 41

Item 6.   Executive Compensation.                                       45

Item 7.   Certain Relationships and Related Transactions.               46


Item 8.   Description of Securities.                                    47
          Common Stock                                                  47


PART II

Item 1.   Market Price and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters.                         47

Item 2.  Legal Proceedings.                                             48


Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure.                           48

Item 4.  Recent Sales of Unregistered Securities.                       49

Item 5.  Indemnification of Directors and Officers.                     51

Item 6.  Financial Statements                                           52

PART III

Item 1.  Index to Exhibits.                                             53

Item 2.  Description of Exhibits.                                       53

PART I


         As used in this Registration Statement, the term "Company" refers to Accident Prevention Plus, Inc. The term "APP LLC" refers to Accident Prevention Plus, LLC, a limited liability company organized under the laws of the State of New York. The term "IPS-NY" refers to International Purchasing Services, Inc., a New York corporation and a wholly-owned subsidiary of the Company.

         This Registration Statement may contain forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under "Item 1. Description of Business".


Item 1.  Description of Business.


Introduction

         Accident Prevention Plus, Inc. (the "Company") was incorporated under the laws of the State of Nevada on October 28, 1998 to become the holding company of Accident Prevention Plus, LLC, a limited liability company ("APP LLC") and International Purchasing Services, Inc., a New York corporation ("IPS-NY").

         Accident Prevention Plus, Inc. was formed during June 1993 as a corporation under the laws of the State of New York. During February 1996, Accident Prevention Plus, Inc. converted to a limited liability company under the laws of the State of New York ("AAP LLC"). Since its inception in 1993, APP LLC has been engaged in the design, marketing and distribution of onboard computer recording and fuel monitoring systems for commercial and fleet vehicles. .

         International Purchasing Services, Inc. ("IPS-NY") was incorporated under the laws of the State of New York on March 3, 1993 to provide general purchasing services for large multinational companies worldwide. As of the date of this Registration Statement, IPS-NY provides various support services to APP LLC including, but not limited to, shipping, receiving and warehousing. IPS-NY is also responsible for purchasing product components and providing financing and other general overhead support for APP LLC.

         The Company's principal executive offices are located at 325 Wireless Blvd., Hauppauge, New York 11788. Its telephone number is (516) 360-0600, its facsimile number is (516) 265-3351, and its e-mail address is appinc@mindspring.com.

         Reorganization

         Effective as of October 28, 1998, the Company entered into an Exchange Agreement (the "Exchange Agreement") with all of the equity members of APP LLC pursuant to which it was agreed that (i) the equity members would exchange their interests in APP LLC for shares of common stock of the Company, and (ii) the Company would issue to the equity members shares of its common stock commensurate with their respective proportionate interests in APP LLC.

         Effective as of October 28, 1998, the Company also acquired IPS-NY by entering into an Agreement and Plan of Reorganization ("Plan of Reorganization") with IPS-NY pursuant to which it was agreed that (i) the sole shareholder of IPS-NY would transfer all of the issued and outstanding shares of IPS-NY to the Company in exchange for shares of common stock of the Company, and (ii) the Company would issue to the sole shareholder of IPS-NY 2,975,000 shares of its common stock. The Company also simultaneously acquired KMR Telecom, Ltd., a corporation organized under the laws of India ("KMR") by entering into an Agreement and Plan of Reorganization with KMR pursuant to which it was agreed that (i) all of the shareholders of KMR would transfer all of the issued and outstanding shares of KMR to the Company in exchange for shares of common stock of the Company, and (ii) the Company would issue to the shareholders of KMR an aggregate of 800,000 shares of its common stock.

         During June 1999, management of the Company determined that there was a mistake of fact involving the Agreement and Plan of Reorganization with KMR. Management discovered that the laws of India prohibited a foreign entity from holding more than a 49% equity ownership interest in a company organized under the laws of India. Therefore, the Agreement and Plan of Reorganization between the Company and KMR was in violation of the laws of India. On June 21, 1999, retroactively effective to October 28, 1998, the Company entered into a Rescission Agreement with KMR pursuant to which it was agreed that (i) the Agreement and Plan of Reorganization with KMR would be set aside, (ii) the previous shareholders of KMR would return to the Company their respective stock certificates evidencing ownership of the 800,000 shares of common stock of the Company, and (iii) KMR would cease to be a wholly-owned subsidiary of the Company with no further rights, duties or liabilities to the Company.

         On September 13, 1999, Accident Prevention Plus (UK) Limited ("APP UK") was formed as a private limited company under the laws of England and Wales. Simultaneously, the Company acquired APP UK pursuant to an acquisition of all of the issued and outstanding shares of ordinary stock. As of the date of this Registration Statement, APP UK is a wholly-owned subsidiary of the Company and will provide services including, but not limited to, sales and marketing, administration, and technical support for the United Kingdom marketplace.

Overview of Business

         In accordance with the terms and provisions of the Exchange Agreement and the Plan of Reorganization, the Company acts as the holding company of APP LLC and IPS-NY. As used in this Registration Statement, the term "Company" will include APP LLC unless APP LLC is otherwise individually referenced.

         The Company designs, develops, manufactures and distributes a comprehensive line of onboard computer recording systems and fuel monitoring systems for commercial and fleet vehicles. The Company has completed the development of three different onboard recording systems (hereinafter, called the AP+Series), which were designed to (i) promote safe and efficient driving practices, (ii) provide security for unauthorized operational use of a vehicle;
(iii) automatically monitor and record vehicle operational data for accident prevention, driver training, driver evaluation and maintenance purposes; and
(iv) reduce the overall costs of maintaining and operating fleet vehicles. Each of the AP+Series onboard recording systems are fully programmable data recorder systems that include a data recorder for each fleet vehicle, a Smart-card for each driver, a central card-reader with management computer software which is compatible with Microsoft Windows.

         The Company is currently in the process of developing a fourth onboard recording system for the AP+Series, which is designed to include features and options such as global positioning systems for vehicular tracking, mapping and communications, in-vehicle alcohol sensor/breathalyzer units, fatigue sensor to monitor and record driver alertness, and a fingerprint recognition system on the Smart-card for various applications.

         The Company has designed and developed a fuel monitoring system called the Fuel Intake Monitoring System (hereinafter, called the "FIMS"), which was designed to streamline the fueling process for any type of vehicle by using wireless communication, such as fueling, vehicle identification and credit authorization. As of the date of this Registration Statement, the Company has not begun to market the FIMS pending completion of its patent research

         The Company has also designed and developed a dual axis accelerometer, which was designed to measure the sway of a vehicle.

         The Company has planned new product development to meet the needs of a consumer related low-cost system to sell to the major automobile manufacturers. Additionally, APP LLC has developed a proprietary exhaust reading technology to incorporate into the AP+Series. Management of the Company intends to conduct patent research on this new technology which is designed to meet the Environmental Protection Agency ("EPA") measurement requirements of exhaust emission. See "Description of Business - Products -OnBoard Computers" and " -Other Products/Services".

         The Company has primarily been engaged in the design, development and testing of the AP+Series, the FIMS and ancillary technologies. As of the date of this Registration Statement, the Company has generated limited revenue from sales of AP+Series products and related products.

Business Strategy


         Industry Overview. The transportation industry has shown constant and steady growth in terms of interstate commerce and the number of vehicles on the highways. This growth has included all modes of transportation on the highways including, but not limited to, trucks, buses, cars and vans. It also includes other modes of transportation, such as railways, maritime vessels and private aircraft. Based on management's estimates of industry manufacturers in the United States and Canada, management believes that the transportation industry has grown an average of 15% during the last four years. Management expects, based on economic forecasts, that this growth will continue for the foreseeable future.

         Based on government figures for commercial vehicle registration, over 49,000,000 commercial vehicles are registered in the United States (with close to 3 billion miles traveled annually), over 3,836,000 commercial vehicles are registered in the United Kingdom, over 5,000,000 in France, over 500,000 in Belgium, over 3,800,000 in Canada, over 3,000,000 in Germany, over 2,800,000 in Italy, over 3,800,000 in Mexico, over 380,000 in Egypt, and 1,100,000 in Saudi Arabia. This industry and these countries, including other countries globally, represent a substantial marketplace in which the Company will be able to market its products.

         Moreover, management believes that during the past eight years, fleet managers of trucking companies have concentrated their efforts at becoming better educated in the performance and evaluation of the costs associated with operating and maintaining their fleets. The trend has been to use monitoring devices, which include tachographs (use is currently mandatory in Europe), onboard recording devices, fuel management and monitoring systems, and global position systems ("GPS"). Management believes that fleet managers of major trucking companies have realized that through proper driver training, fleet management and safety management, they are able to control and reduce costs, thus becoming more profitable.


         Moreover, the importance of driver training and accident prevention systems has reached governmental bodies and is being considered for possible legislation in Europe. Some states in the United States have enacted legislation requiring the use of breathalyzers for individuals who have been convicted of driving while intoxicated or driving under the influence.


         The AP+Series and FIMS are monitoring systems using proven, reliable technologies to promote safety on highways, prevent theft, reduce fuel consumption, and reduce the overall costs of maintenance and operation for any type of vehicle, whether private or commercial. They were developed to measure and record specific information and data, which management believes will be useful in a number of industries throughout the world. Moreover, the Company believes that the technological superiority coupled with the unique abilities of the AP+Series and FIMS to monitor a wide range of critical information will give the Company a competitive advantage worldwide in a fast growing and extremely important industry.

         Sources of Funding/Revenue. During the prior fiscal years ended December 31, 1998 and December 31, 1997, respectively, the general sources of funding for the Company included, but was not limited to, loans made by officers of the Company, procurement of lines of credit and/or loans from financial institutions. See "Item 2. Management's Discussion and Analysis or Plan of Operation." Such funding has supported the Company's research and development efforts in the creation, development and testing of the AP+Series products and FIMS. Management believes that the Company's continued growth and financial success will depend on its ability to (i) strengthen and increase its customer base by enhancing and diversifying use of the AP+Series products and related products, (ii) increase the number of customers and expand into additional markets, (iii) control production costs; and (iv) increase the production rate of the AP+Series products and related products. See "Description of Business - Products", "-Marketing", and "-Manufuacturing".

         Management believes that the Company will generate the majority of its revenue from the sale of the AP+Series .products. Management anticipates that a portion of such revenue will be derived from installation of the AP+Series in driver training simulators and training vehicles. The Company has developed a customized software system according to specifications for driver training applications for use with the AP+Series units (the "Pilot 2001"). Pursuant to an agreement dated February 14, 1996 between APP LLC and AFT-IFTM, the largest driver training institute in Europe ("AFT-IFTM"), AFT-IFTM purchased from APP LLC all rights, title and interest in the Pilot 2001 software. The Pilot 2001 software can only be used in connection with the AP+Series units, therefore, management anticipates entering into long-term contractual relationships with Carnegie Mellon University Driver Training and Safety Institute ("CM")and other similar companies for installation of the AP+Series units in driver training simulators and training vehicles.


         Moreover, as of the date of this Registration Statement, the Company has installed one, and is in the process of installing another, AP+Series unit on driver training simulators located at CM Driver Training & Safety Institute. Management believes that installation of the AP+Series units on these driver training simulators creates a strategic marketing edge for the Company because of the high visibility of such installations to governmental agencies, such as the U.S. Department of Transportation, the American Trucking Association, other universities and driver training schools. Marketing exposure for the Company, the AP+Series products, and the Company's involvement with the CM Driver
Training & Safety Institute has resulted in articles written in various newspapers. The Company is currently in the process of finalizing an agreement with CM regarding use of the CM Driver Training Institute as a test, training and research center. See "Description of Business - Product Development, Design and Research".


         Management believes that additional revenue may be generated through the implementation of maintenance contracts, accessory reorders and insurance rebates.


Products


         Onboard Computers.The Company has completed development of three different onboard recording systems called the AP+Series (the APP1000, APP2000 and APP3000), which monitor and record data for accident prevention, driver training and evaluation, and maintenance operations for fleet vehicles worldwide. The basic unit hardware is the same for the three series, although the APP2000 and APP3000 series have upgrades and will perform more functions to meet the requirements of the customer.

         The AP+Series are often dubbed "black boxes" after the ones used in large aircraft. The AP+Series units can be custom-designed to specific requirements by using thousands of individual operating parameters and are efficiently upgradable to meet further needs of fleet management companies as they adapt to a changing world. The AP+Series have the ability to monitor, record and retrieve approximately 10,000 types of data. Some examples of the analyzed categories for the transportation industry include, but are not limited to, (i) driving chronologies (maximum speed, deceleration, idling, last 20 overspeedings, brake occurrences and intensities), (ii) trip chronologies (driver identification, date and time of vehicle usage, total driving time and distance, dangerous braking occurrences), and (iii) vehicular chronologies (distance/speed, engine rpm, lights, water temperature, oil temperature, air pressure, vehicular sway). This data is permanently recorded thus often providing a record of critical information such as "near misses" and actual accidents. The AP+Series are flexible in their monitoring and can be custom tailored to meet required specifications.


         Installation and Use. Installation and use of the AP+Series are comprised of the following stages.

(i) Electronic sensors that normally pre-exist in each vehicle are located and utilized whenever possible. In the event that a vehicle is not equipped with pre-existing electronic sensors, these components are installed in the existing electrical system throughout various locations in the vehicle;

(ii) An AP+Series recording unit is located either on or under the vehicle's dashboard. These units will then acquire the information described above, which is delivered to the recording unit from the electronic sensors located throughout the vehicle.

(iii) A "Smart card" is given to each driver and contains all information deemed necessary by fleet/safety management, such as identifying the driver (name, driver's license category, fleet number, etc.). In order to start the vehicle, the driver must insert his "Smart card" into the "Smart card" receptacle. The vehicle will not start without this initial step, if programmed to do so, and will not operate in an unauthorized vehicle or by an unauthorized driver.


(iv) The "Smart card" gives a permanent image of driver patterns and is updated automatically each time the card is inserted into the "Smart card" receptacle.


(v) Upon completion of the route, either daily or weekly, the fleet or safety manager will insert the "Smart card" for a given vehicle and/or driver into a "Smart card/memory" card reader that is usually located at the fleet company's main office, thus submitting to management a record of all collected data . The reading of the "Smart card" containing all of the data takes approximately four seconds.

(vi) The recorded data can then be entered automatically into any personal computer operating under the "Microsoft Windows" programs. The collected data can then be evaluated for a precise analysis of vehicle condition and driving performance. A fleet manager can review a particular driver or vehicle in connection with overall performance or for possible violations of established company standards regarding speed, acceleration and deceleration. A fleet manager can also review the overall performance of drivers or vehicles by viewing performance from any IBM compatible computer terminal.

         The AP+Series are adaptable for use on all moving vehicles and equipment including, but not limited to, trucks, school and commercial buses, ambulances and other emergency vehicles, aircraft, boats and ships, trains, earth moving and construction equipment, and virtually any other type of moving vehicle. Moreover, management believes that the AP+Series are unique in the industry due to use of the "Smart card" technology. The use of AP+ custom software gives the AP+Series the ability to be easily upgraded and customized to meet customer specifications and needs. It also gives the AP+Series the ability to be utilized outside of the fleet vehicle market.

         Specific Features. Features of the AP+Series onboard recording systems provide many cost-effective benefits as described below, including reduced insurance rates, reduced fuel consumption, reduction in the occurrence of accidents, better preventative maintenance, reduced over-speeding by drivers, reduced theft, easier compliance with federal and local laws, and an effective driver training tool.

         Safety/Accident Prevention. Management considers the AP+Series to be proactive management tools designed to promote safe and efficient driving practices. The AP+Series constantly monitors adherence by drivers to established company driving standards, such as acceleration, deceleration, engine rpm and speed. The AP+Series also assists drivers on the road by warning them when they may be violating established company safety standards. It also records the parameters of actual vehicle operation for appropriate use in driver training programs. Furthermore, the AP+Series can educate drivers to adapt their driving patterns to road conditions and environment and provide a powerful tool for performance evaluation of both driver and vehicle. Management believes that not only does the AP+Series help in preventing accidents, but it also is a beneficial tool when accidents do occur.

         Reporting. The AP+Series automatically records vehicle operational data concurrent with sudden accelerations and decelerations, or collisions. The AP+Series are designed to ensure that the data is secure from power failure and tampering. Such unbaised recorded data may be used for later analysis, such as in accident reports, or to confirm or refute claims that may be made against a company or its drivers. All data recorded from the AP+Series can be printed from an office printer in a variety of standard or customized reports or graphs. These reports can be used in driver education programs, maintenance evaluation of vehicles, and in other general fleet management programs.

         Security. The AP+Series provides security for vehicles and for vehicle data. With use of an APP+Series, operational access to company vehicles can be carefully, quickly and conveniently controlled by the fleet manager.

         Cost-Effective Use. Management believes that by constantly monitoring fleet vehicles, the AP+Series permits a company to more accurately schedule preventive maintenance, increase fuel economy, and extend overall vehicle service life. System data feedback to drivers should encourage more careful driving habits that will serve to reduce the frequency of repairs and replacements, as well as the occurrence accidents. Use of excessive quantities of fuel or oil, high maintenance vehicles and other dangerous vehicle conditions can also be identified before they become hazardous to the company's financial status or to the general public.


         The following table sets forth the approximate percentage of net revenues derived by the Company from the sale of each of the AP+Series products for fiscal year ended December 31, 1998:


                           Product                   Percentage
                           -------                   ----------
                           APP1000                   40%
                           APP2000                   10%
                           APP3000                   50%


         APP4000 System. The Company is currently designing the APP4000 system. The APP4000 system will include features such as a global positioning system (GPS") for vehicular tracking, mapping and communications, an in-vehicle alcohol sensor/breathalyzer unit, a fatigue sensor which will monitor and record driver alertness, and a fingerprint application for greater security when used in conjunction with the "Smart card". Management believes that use of these features will also provide the Company with the opportunity to expand and diversify into the medical and other fields. See "Description of Business-Products-Smart Cards".

         Fuel Intake Monitoring System. The Fuel Intake Monitoring System ("FIMS") was designed by the Company to automate and simplify many aspects of the fueling process. Through the technological use of radio frequency communication, the FIMS will provide a fleet owner with the ability to prevent fuel theft, receive paperless billing for fuel consumed, and reduce vehicle downtime by simplifying and speeding up the fueling process.

                  Design/Usage. The design of the FIMS consists of a vehicle unit which is capable of storing and transmitting data concerning the vehicle, including fuel level, odometer reading, fuel type required, and the maximum amount of fuel permitted per filling. The other components of the system include a nozzle unit, tank inlet antenna, ground loop antenna, station controller and a LCD display on the fuel pump at the retail filling station.


         Once a vehicle pulls into a FIMS equipped filling station, the system automatically identifies the vehicle, reads the vehicle's fuel level, fuel type, current mileage and authorized fuel load. This identification process takes approximately five seconds. During this process, the FIMS disables the fuel pump until the fuel pump nozzle is placed inside the vehicle's fuel tank. In the event the driver should attempt to remove the nozzle and fill a "gerry can", the FIMS will no longer "see" the vehicle and will terminate fueling. This makes pilferage of fuel or "gerry canning" virtually impossible. Gerry canning is a common method employed by drivers whereby a driver may fuel not only the company vehicle, but also their own private vehicle or gas can. Management estimates, based on studies, that one major oil company in Europe with 3.5 million vehicles under corporate contract was subjected to an approximate 6% rate of fuel pilferage.


         An additional advantage of the FIMS is the elimination of the need for drivers to carry cash or credit cards for refueling purposes. Fueling is completely controlled by a company using the FIMS with computerized monitoring of all relevant vehicle data and subsequent paperless billing.


         As of the date of this Registration Statement, the Company has pilot tested the FIMS at two Shell Oil locations in France, Ruffec and St. Cloud. Management believes that these pilot tests have proven the concept of FIMS to be valuable and successful. The FIMS was also tested in the manufacturing laboratories of Schlumberger, Shell Retail Petroleum Europe and Lockheed Martin. The FIMS also received "CE" approval for sale in Europe from Emitech (the equivalent of the Underwriters Laboratory in the United States).


         Management has made a strategic business decision to hold introduction of the FIMS into the marketplace until patent searches are completed. Management anticipates that upon its introduction into the marketplace, the integration of the FIMS into the AP+Series will be completed. There can be no assurance, however, that such integration will be successful.

         Moreover, during fiscal year 1996, APP LLC entered into a grantee award agreement with the University of South Florida ("USF") for the research, development and design of the FIMS. USF had received a grant of approximately $428,793 for the research, development and design of the FIMS and forwarded such proceeds to a sub-contractor chosen jointly by USF and APP LLC. Pursuant to the terms of the agreement, APP LLC agreed to (i) direct the research, development and design of the FIMS and bring such technology to a saleable commercial product, and (ii) repay to USF structured payments based on revenues generated from the FIMS product sales . Pursuant to the terms of the agreement, in the event no revenues were generated from sales of the FIMS within two years after completion of the funding, all rights to the technology relating to the FIMS will revert exclusively to USF. As of the date of this Registration Statement, the Company has not sold FIMS products to date and, according to the terms of the agreement, rights to the technology relating to the FIMS should have reverted to USF. The Company intends to pursue negotiations with USF regarding its respective percentage ownership interest in the rights to the technology relating to the FIMS in view of the fact that the Company expended its own funds for payment of research and development expenses prior to and after such funding. There is no guarantee that the Company will be successful in such negotiations and may potentially loose all rights to the technology relating to the FIMS.

         Other Products/Services. The Company has also designed and developed a proprietary opacity sensor for incorporation into the AP+Series, which is capable of reading vehicle emissions in real time during the operation of the vehicle. This function will provide fleet managers with the ability to monitor and record in real time and ensure their ability to maintain compliance with measurement requirements of exhaust emissions established under rules and regulations promulgated by the Environmental Protection Agency ("EPA"). Management intends to conduct patent research on this technology which has been designed to meet such measurement requirements.

         The Company has a wholly-owned subsidiary, International Purchasing Services Inc., a New York corporation ("IPS-NY") which is primarily responsible for providing general purchasing services to the Company for the supply of electromechanical active and passive components to multinational original equipment manufacturers ("OEMs") throughout the world. IPS-NY has representatives in England, France, Israel and India. The management and staff of IPS-NY had over twenty years of procurement experience and established international relationships. Through IPS-NY, the Company gained procurement expertise, component pricing advantages, a backup manufacturing source, support staff, and international contacts.

         Smart Cards. The Company has finalized negotiations and entered into an agreement dated May 12, 1999 with Schlumberger Technologies, Inc., which is the second largest "Smart card" manufacturer in the world ("Schlumberger"). The agreement generally provides the Company with the right to implement and utilize Smart card technologies. APP LLC had previously entered into a confidentiality agreement with Schlumberger regarding non-disclosure of the proprietary information relating to the AP+Series. See "Manufacturing".

         A Smart card is a small electronic device about the size of a credit card that contains electronic memory and an embedded integrated circuit. The integrated circuit laminated into the card holds information securely and accurately. Smart cards can store information that they are programmed for. They can be energized and accessed by many types of electronic readers and writers. Smart cards can thus be used for a variety of purposes, including telephone cards, electronic wallet, passports (repository for tickets and vouchers), keys (security, passwords and access), medical records (repository of medical history and insurance information).



         Management believes, based on industry statistics, that during 1998 over 613,200,000 Smart cards were issued to applicants in Europe alone, and that by the year 2000, over 790,200,000 Smart cards will have been issued to applicants in Europe and over 999,300,000 to applicants world-wide.

         The convergence of the Smart card and computing industries has created numerous opportunities for potential users. Management believes that the capabilities of its AP+Series, together with use of Smart card technology, represents a fast growing new technology, which may enable the Company to expand and enter into additional markets. Management further believes that potential users of the technology will be able to specialize in developing systems to support their applications or industries, including airlines, hospitals, payroll, medical records, security, and use on the internet.


         Use of the "Smart card" will allow the AP+Series to be utilized by customers for non-transportation operations, such as use in the medical field for recording and updating patient records and in a wide variety of other fields where the monitoring, recording and tracking of information is critical. "Smart card" technology may even be used by customers of the Company to provide security in any area utilizing the technology including, but not limited to, payroll, drivers' licenses, passports, medical applications, debit cards, and student identification cards.


         Management believes that it can successfully penetrate these and many other markets as introduction of Smart card technology and adoption by consumers in North America start to reach its maximum potential. As of the date of this Registration Statement, management believes that it has commenced market penetration due to recent product orders, however, the Company may never successfully penetrate these markets. Management is currently negotiating with medical care facilities and hospitals concerning use of its AP+Series. See "Customers and Marketing-Long Term Planning".

Product Development, Design and Research


         Management believes that the technological capabilities of the AP+Series will provide the Company with a technological advantage in the industry. As a result of the Company's research and design efforts and the successful testing of its products, the Company has received significant interest from a number of institutions in the United States and Europe regarding the AP+Series products, and has subsequently sold the AP+Series products to specific clients.

         As of the date of this Registration Statement, the Company has installed the AP+Series units in over 100 vehicles pursuant to an agreement with AFT-IFTM, the largest driver training institute in Europe. AFT-IFTM, which generally sets the driver training standards for the European Economic
Community, has subsequently trained over 30,000 drivers using the AP+Series products. The Company is also assisting in the actual development of standards for new legislation. The new legislation will be designed to standardize all onboard recording systems for the entire European Economic Community. Management believes that its prominence as a leader in the development of onboard recording systems will enhance the marketability of its products in other countries and industries.

         In the United States, Carnegie Mellon University/Driver Training & Safety Institute of Pittsburgh, Pennsylvania ("CM") has delivered a letter of intent to the Company indicating its desire to establish a long-term relationship with the Company. It is anticipated that CM and its related entities will cooperate in the research and development of new products, presence at trade shows, press releases, and letters of recommendation. CM has generally proposed that it would act as a research arm for the Company and that the Company would act as the sales and marketing arm for new, jointly developed onboard recording devices for the occupational driving industry. CM is also negotiating with the Company for installation and use of the AP+Series in CM's driver training simulators. As of the date of this Registration Statement, an IP3000 system has been installed on a driver training simulator at the CM Driver Training & Safety Institute in Pennsylvania. Management believes that CM has developed one of the most technologically advanced driver training schools in the United States, and that use of the AP+Series products on their vehicles and simulators will establish usage of the AP+Series products as a standard feature for the driver training industry.

         In conjunction with CM, the Company made a presentation of the AP+Series to the National Transportation Safety Board and the American Trucking Association. The Company has entered into a contract dated August 1, 1999 with American Trucking Association ("ATA") pertaining to a federally funded project administered by the Federal Highway Administration and ATA regarding use of one of the Company's products, the Datalogger, to monitor fatigue technologies used as part of studying fatigue in drivers. Management believes that this contract award from an administrative agency of the federal government is significant in that the AP+Series products would be considered a tool for use by the federal government in analyzing various technologies.

         Management also believes that the design of the AP+Series products provides flexibility for integration with other types of technologies, such as alcohol breathalyzers. As of the date of this Registration Statement, the Company is in negotiations for a joint venture with Life Science, Inc., Draeger A.G., and Life Science Corporation to integrate the alcohol breathalyzer with the AP+Series products. Some states in North America have already enacted legislation mandating individuals who have been convicted of driving while intoxicated ("DWI") or driving under the influence ("DUI") to use alcohol sensors and breathalyzers in their vehicles.

         The Company is also engaging in negotiations with Digitran Corporation of Logan, Utah ("Digitran"), which is the manufacturer of the driving training simulators used by CM, to install the AP+Series products on all Digitran simulators throughout the world.

         In addition, APP LLC and Lockheed Martin Corporation, Inc. ("Lockheed") entered into a manufacturing agreement dated January 24, 1997 and a non-disclosure agreement dated January 14, 1997 relating to Lockheed's assistance in the design and testing of the AP+Series products. See "Description of Business - Manufacturing".


         The Company has entered into a joint venture agreement dated January 4, 1999 with Software Hardware Specialists, Inc. ("SHS"), a New York based engineering company engaged in the custom design of firmware (a specific type of software which is required to facilitate communications between hardware and software). Pursuant to the provisions of the joint venture agreement, SHS has agreed to provide engineering, quality control, project management for the Company's products, and are responsible for overseeing the manufacturing process and establishing a repair depot for any of the Company's products. SHS has developed a test bench capable of testing eight units simultaneously. SHS has also designed firmware for the AP+Series according to specifications written by the Company's engineering staff.


         Pursuant to purchase orders made by the Company with Island Designers, Inc., a New York corporation ("ID"), ID has agreed to design and develop printed circuit board layouts for the AP+Series. In addition, ID has completed limited production runs of the

AP+Series  products.


         The Company intends to maintain research and development centers. . SHS has established a research and development center for the Company in New York. In addition, the Company anticipates that CM will provide a research and development arm for the Company to assist in refining existing products and the design and development of new products.


         The Company spent approximately $236,644 during the nine month period ended September 30, 1999 on research and development expenses, and approximately $37,510 and $339,349 on research and development expenses during the fiscal years ended December 31, 1998 and 1997, respectively.


Manufacturing


         As of the date of this Registration Statement, the AP+Series products are primarily manufactured by Nexus Corporation, a company located in Vermont ("Nexus"). Nexus has manufactured approximately 600 AP+Series products and the Company currently has an order with Nexus for the manufacture of approximately 1,500 more AP+Series products.

         Management anticipates that when the AP+Series products are to be manufactured in much larger quantities, manufacturing of the FIMS will be primarily contracted to Lockheed. APP LLC and Lockheed entered into a manufacturing agreement dated January 24, 1997 whereby Lockheed generally agreed to (i) manufacture the printed circuit board assemblies for the FIMS and other product lines, (ii) provide services including, but not limited to, qualifications testing, manufacturing engineering, test engineering, and circuit design support; (iii) mark all products manufactured and assembled by Lockheed for APP LLC with the Lockheed corporate name and logo; and (iv) allow APP LLC to reflect that Lockheed manufactured such products when marketing and advertising. Lockheed has also made two large production facilities available to the Company to supplement the Company's manufacturing capabilities.

         The Company has also established relationships with another manufacturing company relating to the manufacture of the accelerometers.. The Company entered into a purchase agreement dated October 16, 1998 with Asteria Electronics SDN BHD ("Asteria"), whereby Asteria agreed to manufacture the accelerometers. As of the date of this Registration Statement, Asteria has manufactured approximately 100 accelerometers with an additional order pending for approximately 200 more accelerometers. .

         Component Parts. As of the date of this Registration Statement, the Company has finalized negotiations and entered into an agreement dated May 12, 1999 with Schlumberger Technologies, Inc., which is the second largest "Smart card" manufacturer in the world ("Schlumberger"). The agreement with Schlumberger generally provides the Company with the right to implement and utilize the Smart card technologies. As a part of such negotiations, Schlumberger agreed to transfer to APP LLC all technology data relating to the Smart card. Henceforth, on October 17, 1996, APP LLC and Schlumberger entered into a technology transfer agreement pursuant to which Schlumberger agreed to provide APP LLC (i) access to all Smart card technology and associated products for development and distribution by Schlumberger, and (ii) the ability to employ the Smart card technology. APP LLC also entered into non-disclosure agreements with Schlumberger. As of the date of this Registration Statement, the Company has the software, tooling, readers and cards to program the AP+Series products for various applications. Management anticipates that Smart card technology may be used in a variety of industries including, but not limited to, banking, medical, toll payment, payroll, drivers' licenses, security and postal meters.


Customers and Marketing


         The Company currently sells the AP+Series and related products primarily in Europe, Africa and the United States. Customers for the AP+Series and related products are primarily fleet companies and driver training institutions.

         The Company's current market concentration has been in Europe due to existing relationships with certain clients and the wide acceptance of Smart card technology in unrelated applications and industries. Moreover, effective early 2000, European Economic Community("EEC") legislation will mandate the use of onboard recording devices utilizing Smart card technology in all new trucks and buses and all vehicles with eight seats or more. Management's primary objective is to penetrate the European marketplace and target driver training institutions.

         As the AP+Series and related products become recognized and if the Company establishes a prominent presence within the European, North American and Middle Eastern markets, management intends to increase the distributorship base by focusing on major vehicle fleet operation. The Company intends to expand the product line to accommodate the needs of the Company's customers in the transportation industry and in other industries as well.

         The Company intends to market the AP+Series and related products through the use of distribution agreements, joint ventures, direct sales and Internet sales. As a result of management's experience in the international marketplace, the Company expects that it will be able to adjust its marketing strategy in each market in accordance with the particular customs, needs and methods of conducting business of the particular culture. To aid in the marketing of the AP+Series and related products, the Company intends to utilize training seminars and advertising promotional tools, such as CD-ROMs, catalogs and participation in trade shows. The Company intends to make its operational software available in various languages to meet the needs of the particular markets.

         The Company has representatives and distributors in Israel, Europe, Africa, Mexico and India. APP LLC and World Asset Management, Inc., which is headquartered in New Milton Hampshire, United Kingdom ("WAM"), entered into an independent contractor's installation & service agreement dated May 8, 1997 whereby WAM agreed to (i) provide APP LLC with its expertise and "know-how" in establishing distribution and sales channels in marketplace in the United Kingdom; (ii) establish the necessary infrastructure to make a successful introduction of the AP+Series and related products in the United Kingdom; and
(iii) be responsible for establishing an installation and service network for the AP+Series and related products. The agreement further provided that in consideration therefore and the payment of $2,500 by WAM to APP LLC, WAM would receive a 4.9% equity membership interest in APP LLC. Pursuant to the reorganization of the Company and the Exchange Agreement in which the members of APP LLC agreed to exchange their equity membership interests in APP LLC for shares of common stock in the Company, the Company issued 795,000 shares of its restricted Common Stock to WAM. Neither the Company, APP LLC nor IPS-NY own any shares of common stock of WAM, and the agreement between the Company and WAM was entered into pursuant to arms-length negotiations.

         APP LLC and Atlantic Financial Management, Inc., which is headquartered in Fouesnant, France ("AFM"), entered into an independent contractor's installation and service agreement dated May 16, 1997 whereby AFM agreed to provide expertise to APP LLC regarding the structure of sales/service and installation of the AP+Series and related products in France. The agreement further provided that in consideration therefore and the payment of $2,500 by AFM to APP LLC, AFM would receive a 4.9% equity membership interest in APP LLC. Pursuant to the reorganization of the Company and the Exchange Agreement in which the members of APP LLC agreed to exchange their equity membership interests in APP LLC for shares of common stock in the Company, , the Company issued 790,000 shares of its restricted Common Stock to AFM. Neither the Company, APP LC nor IPS-NY own any shares of common stock of AFM, and the agreement between the Company and AFM was entered into pursuant to arms-length negotiations.

         APP LLC and Avignon Trading, Inc., which is headquartered in Savion, Israel ("Avignon"), entered into an independent contractor's installation and service agreement dated June 4, 1997 whereby Avignon agreed to (i) provide its ASIC design (which is an advanced technology that can be used in the AP+Series and related products to reduce costs) and (ii) setup installation and technical support for the AP+Series and related products sold throughout Israel. The agreement further provided that in consideration therefore and the payment of $2,500 by Avignon to APP LLC, Avignon would receive a 4.9% equity membership interest in APP, LLC. Pursuant to the reorganization of the Company and the Exchange Agreement in which the members of APP LLC agreed to exchange their equity membership interests in APP LLC for shares of common stock in the Company, the Company issued 800,000 shares of its restricted Common Stock to Avignon. Neither the Company, APP LLC nor IPS-NY own any shares of common stock of Avignon, and the agreement between the Company and Avignon was entered into pursuant to arms-length negotiations.

         APP LLC and Darien Partners Investments, Inc., which is headquartered in Malaysia ("Darien"), entered into an independent contractor's installation and service agreement dated April 11, 1997 whereby Darien agreed to (i) manage all installation and service of the AP+Series and related products sold within the Far Eastern and Middle Eastern countries; (ii) establish an installation and service network for the Far Eastern and Middle Eastern countries; and (iii) arrange distribution channels and oversee manufacturing of the APP3000 dual axis accelerometers. The agreement further provided that in consideration therefore and the payment of $2,500 by Darien to APP LLC, Darien would receive a 4.9% equity membership interest in APP LLC. Pursuant to the reorganization of the Company and the Exchange Agreement, the Company issued 795,000 shares of its restricted Common Stock to Darien. Neither the Company, APP LLC nor IPS-NY own any shares of common stock of Darien, and the agreement between the Company and Darien was entered into pursuant to arms-length negotiations.

         As of the date of this Registration Statement, the contractual arrangements with WAM, AFM, Avignon and Darien primarily provide the Company with installation and service management in the event the Company establishes a dominate presence in these foreign markets through the distribution and sale of the AP+Series and related products. Management believes that this would not only strengthen the Company's structure and potential marketability of the AP+Series and related products, but also places the Company in a favorable position to properly service the AP+Series and related products sold and distributed in those foreign markets. See "Part II. Item 4. Recent Sales of Unregistered Securities".

         Moreover, APP LLC and American Overseas Corporation, an investment company formed under the laws of British Virgin Islands ("AOC"), entered into a distributor agreement dated August 20, 1998 pursuant to which AOC agreed to (i) assist in the establishment of marketing and distribution services for the AP+Series and related products worldwide, and (ii) pay APP LLC $5,000,000 within a thirty-six (36) month period for the non-exclusive unlimited rights to purchase the AP+Series and related products at a price of 5% above cost and to sell those products worldwide, with an initial payment of $2,000,000 due and owing on August 20, 1999. On July 22, 1999, the agreement was amended to provide that (i) the $1,000,000 payment due and owing on August 20, 1999 would be due and owing sixty days from the date that the Company's shares of common stock commenced trading, (ii) an additional $1,000,000 would be due and owing within twelve months from the date of commenced trading, and (iii) the balance of $3,000,000 would be due and owing on or before 36 months from the date of the amended contract.

         Long-term Planning. The Company intends to seek to capture market niches for long-term business planning in the fields of transportation and medicine. Some of the proposed developments in the medical field include the use of Smart card technology in doctors' offices, hospitals, ambulances and insurance companies.

         Pilot programs are being considered for physician practices whereby patients are issued a Smart card which contains relevant medical history and insurance information. Patient use of Smart cards will cut down on fraud and misuse of insurance cards. Data from a patient's visit can be gathered to integrate into an electronic bill for the insurance carriers and will save time and effort in recording data while assisting to eliminate fraud within the medical industry. Moreover, once an individual has had their vital information recorded on a Smart card, that individual can be identified in an emergency while still in an ambulance. By the time the individual reaches the hospital, their physician, insurance company and medical history have all been retrieved from the Smart card reader in the ambulance and relayed to the hospital administration and treating physicians.


         Management believes that within the transportation industry, the AP+Series products, coupled with Smart card technology, may be utilized in emergency vehicles for police, fire and ambulance departments. In addition, the AP+Series products coupled with the Smart card technology may be used by a variety of businesses or governmental agencies to create and track drivers' licenses, or to create passports, medical cards or insurance cards, which would provide instant access to critical information.

         The Company finalized negotiations and entered into an agreement dated August 31, 1999 with North-Shore Long Island Jewish Health Systems ("North Shore Hospital") regarding (i) installation of the APP4000 onboard recording system and related products with North Shore Hospital, and (ii) provision of services to integrate the installed APP4000 and related products with existing technologies utilized by North Shore Hospital. The Company received an initial payment of $125,000 with the balance due and owing of $131,000 sixty days from the date of installation, which management anticipates will be approximately mid-April 2000.


Competition


         The onboard recording systems industry is highly competitive. The Company's major competitors in the marketplace are primarily Cadec, a division of Cummings Engine, Mobile Data Systems, Orpak, Qualcomm, VDO, Elextor, Rockwell Tripmaster and Eaton Corporation. Such competition appears to be related to the Global Positioning Systems. Data Express and Qualcomm have similar products, and Mobile Data Systems has developed a system closely resembling the AP+Series products. The Company may also face competition from other, similar companies with financial resources far greater than those of the Company. However, management believes that although there is a large degree of competition, most competitive systems only perform a portion of the functions that the AP+Series onboard recording systems perform, giving the Company a competitive edge within the industry.

Employees and Consultants


         As of the date of this Registration Statement, the Company employs 17 persons on a full-time basis and no persons on a part-time basis. The Company's President and Chief Executive Officer are primarily responsible for all day-to-day operations of the Company. Other services are provided by outsourcing and management contracts. As the need arises and funds become available, however, management may seek additional employees as necessary in the best interests of the Company. The following lists and describes certain services performed for the Company by consultants. See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Advisors and Consultants".

     (i) APP LLC and Bristol Consulting Ltd. ("Bristol") entered into a consulting agreement dated July 30, 1998 pursuant to which Bristol agreed for a period of five years to (i) assist in the development of an international market for the AP+Series and related product lines, and (ii) provide advice regarding corporate structure, capital acquisition, contracts, equity partners and mergers and acquisitions pertaining to the Middle East and Far East. The agreement further provided that (i) APP LLC would pay to Bristol a monthly fee of $5,000 for the first three months of the agreement and, thereafter, a monthly fee of $10,000 for the duration of the agreement, and (ii) Bristol would receive an equity membership interest in APP LLC, which would be exchanged for 837,414 shares of the Company's restricted Common Stock pursuant to the reorganization of the Company and the Exchange Agreement. On October 28, 1998, the Company issued to Bristol 837,414 shares of its restricted Common Stock. See "Part II. Item 4. Recent Sales of Unregistered Securities."

          During fiscal year 1998, Bristol performed certain services on behalf of APP LLC including, but not limited to, (i) the development of international markets and consummation of the distribution contract with AOC; (ii) the establishment of manufacturing facilities in Malaysia for the accelerometers, and (iii) assistance in the negotiation and consummation of contractual arrangements with IBM in the Far East.

     (ii) APP LLC and Royce Anderson & Monroe, Inc. ("Royce Anderson") entered into a consulting agreement dated July 30, 1998 pursuant to which Royce Anderson agreed for a period of five years from the date of the agreement to (i) assist with development of a market within the United States and the Western Hemisphere for the AP+Series and related products, and (ii) provide advice regarding corporate structure, acquisitions, mergers and equity partners. The agreement further provided that Royce Anderson would receive an equity membership interest in APP LLC, which would be exchanged for 2,006,276 shares of the Company's restricted Common Stock pursuant to the reorganization of the Company and the Exchange Agreement. On October 28, 1998, the Company issued to Royce Anderson 2,006,276 shares of its restricted Common Stock. See "Part II. Item 4. Recent Sales of Unregistered Securities."

          During fiscal year 1998, Royce Anderson performed certain services on behalf of APP LLC including, but not limited to, (i) assistance with the establishment of the marketing and sales structure within APP LLC; and (ii) assistance with the negotiation and consummation of major contractual arrangements.


         The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory.


Patents, Licenses, Trademarks, Concessions and Royalty Agreements


         Within the next six months from the date of this Registration Statement, management intends to file an application for trademark protection for its "AP+Series" products with the United States Department of Commerce, Patent and Trademark Office. If a certificate of registration for the trademark "AP+Series" is issued, such registration will remain in full force and effect for a period of ten years, subject to satisfaction of certain requirements.

         The Company has no patents, licenses, franchises, concessions or royalty agreements that are material to its business as a whole. Management intends to conduct a patent search on the FIMS and, based upon the results of its search, file an application with the United States Department of Commerce, Patent and Trademark Office for issuance of a patent covering the FIMS, if patent protection can be obtained.

Government Regulation


         The Company's operations may be subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, the Company may be required to obtain licenses or permits, to comply with standards governing employee selection and training, and to meet certain standards in the design and manufacture of the AP+Series and related products. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have a material adverse effect on the Company.


         The Company's advertising and sales practices may be regulated by both the Federal Trade Commission and state consumer protection laws. Such regulations may include restrictions on the manner in which the Company may promote the sale of its products and the obligation of the Company to provide certain of its customers with rescission rights.


         The Company's manufacturing facilities, including research and development facilities, if any, may be subject to regulation and inspection standards established by the Occupational Safety and Health Administration ("OSHA"). As of the date of this Registration Statement, none of the Company's facilities have been inspected for compliance with the standards established by OSHA. .

         The AP+Series and related products may be subject to regulation by various agencies including the U.S. Department of Transportation and the Federal Highway Administration, as well as local authorities. Each of these agencies may regulate various aspects of licensing, permitting and operations of the AP+Series and related products. See "Item 1. Description of Business - Risk Factors - Government Regulation".


Political and Economic Policies in Foreign Countries


         The Company intends to enter the global marketplace which includes, but is not limited to, the marketplaces within the United Kingdom, Israel, Africa and the Far East and Middle East. As a result, the Company's operations and sale of the AP+Series and related products in these countries may be subject to political, economic, legal and other uncertainties occurring within these countries. Changes in policies by the respective governments may result in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, and currency revaluation, all of which may materially and adversely affect the Company. Moreover, economic reforms and growth in the Far East and Middle East countries have been initiated, and success in certain countries has been more prevalent than in others. The continuation or increase of any such disparities regarding economic reforms and growth could affect the political and social stability of the Far East and Middle East, and thus the operations of the Company. Moreover, there can be no assurance that future controversies will not arise which would threaten trade relations between the United States and the respective country. In any of such eventualities, the business of the Company could be adversely affected.

 Risk Factors

         The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.


         History of Losses/Lack of Substantial Revenues. The Company incurred recent losses in the amounts of $605,241 during fiscal year 1998 and $661,621 during fiscal year 1997. The Company also incurred losses in the amount of $949,952 during the nine-month period ended September 30, 1999. These losses reflect, among other factors, expenses associated with research and development of the AP+Series products and related products, selling, general and administrative and interest expenses. Such expenses, along with other expenses, will continue to increase until the Company attains profitable operations. There is no assurance that the Company will attain profitable operations.

         The Company has had limited sales of the AP+Series and related products. Therefore, the Company does not have any prior substantial financial results upon which an assessment of the Company's potential for success may be based. Furthermore, the Company had a negative working capital of approximately $1,700,000 at September 30, 1999. Accordingly, the success of the Company will be in part dependent on management's ability to continue financing the business operations of the Company. The Company is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the problems, expenses and other difficulties typically encountered in the course of establishing new markets, training new personnel, and organizing and conducting operations. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably.

         Going Concern. The independent auditors of the Company, Massella, Tomaro & Co. LLP have qualified their opinion based upon the uncertainty associated with the Company's ability to continue as a going concern. See "Financial Statements".

         Dependence on Key Personnel. The Company is substantially dependent upon the personal efforts and abilities of its officers and directors, Richard
J. Goodhart, Steven H. Wahrman, Jean Paul Daveau and Julius J. Valente Jr. The loss of any of the Company's officers or directors could be detrimental to the operations of the Company and have a materially adverse affect on the Company's ability to operate successfully. However, certain of the officers and directors have entered into extended employment agreements with the Company. The Company also intends to purchase "key man" life insurance for such officers and directors. See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Advisors and Consultants."

         The Company's current officers and directors do not engage in other businesses for their own account. They devote their full time to the affairs of the Company.


         Need for Qualified Employees. The success of the Company is dependent upon its ability to attract and retain qualified technical, marketing and production personnel, either by contractual outsourcing or hiring of employees. The Company may have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

         Competition. The Company is aware that the onboard recording systems industry is highly competitive. Many of the Company's competitors may have substantially greater technical, financial and marketing resources than the Company.


         Liquidity Crisis; Need for Additional Financing and Capital. As of the date of this Registration Statement, the Company is experiencing a severe liquidity crisis and has not generated significant revenues from sale of the AP+Series and related products. The Company has financed itself primarily from advances from principal shareholders, bank loans and lines of credit. The continued development of the AP+Series and related products and expansion and operation of the Company's business is dependent upon its ability to obtain additional financing. Management believes that the Company will require approximately $1,000,000 of additional financing to cover its operational expenses for the next four months. There can be no assurance, however, that the Company will be able to obtain financing from the sale of debt or equity instruments, bank loans or other sources on terms acceptable to the Company. If available, any additional equity financings may be dilutive to the Company's shareholders and any debt financing may contain further restrictive covenants and additional debt service requirements, which could adversely affect the Company's operations. See "Item 2. Management's Discussion and Analysis or Plan of Operation."

         Tax Liens. As of September 30, 1999 and December 31, 1998, the Company, the Company owes approximately $82,714 and $81,819, respectively, of payroll taxes and related penalties and interest to the Internal Revenue Service and the Employment Commission of the State of New York. These taxing authorities have filed liens against the Company as a result of the unpaid payroll taxes. The authority provided to these governmental entities may enable such taxing authorities to seize the Company's assets to pay the respective taxes due and owing. In the event that such taxing authorities initiate any such action or other legal action against the Company, the results could adversely affect the Company's ability to operate. See "Item 2. Management's Discussion and Analysis or Plan of Operation".

         Possible Violation of Federal/State Securities Laws. The Company may have violated federal and state securities laws in connection with the sales of its shares of Common Stock to investors under a private placement offering that was not registered under the federal securities laws. The offering and sale of such shares of the Company's Common Stock pursuant to its Private Placement Memorandum dated January 27, 1999 and April 7, 1999, respectively, was conducted pursuant to an exemption from registration in accordance with Regulation D, Rule 504, under the Securities Act of 1933, as amended (the "1933 Securities Act"). Because the Company continued to sell its shares of Common Stock to investors after the date the Company effectively became a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), such exemption from registration under Regulation D may not be available to reporting companies. As a result, the private placement may have violated federal securities laws. Moreover, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transactional exemption. Therefore, because of those possibilities, the Company has offered to certain investors in the private placements the right to resell their shares to the Company and receive a refund of the purchase price paid by those investors.

         To date, no investor has accepted the Company's offer to resell their respective shares of Common Stock to the Company and receive a refund of their purchase price. However, if those investors in the private placement accept the Company's offer, the Company would be required to pay to them approximately $284,307. If this occurs, the Company cannot be certain that it would have sufficient funds to repurchase the shares of Common Stock sold in the private placements. In addition, the Company may be subject to liability and fines or penalties under the federal securities and/or state securities laws because such securities laws do not generally provide that liability is avoided because an offer is made to repurchase shares sold in violation of those laws.

         Product Liability. Due to the nature of the AP+Series products and related products, it is possible that purchasers of the product could sustain or allege injury due to or as a result of the malfunction of the product and that the Company could be held liable for damages due to such injuries. The Company did not maintain any products liability insurance coverage or any other form of general insurance coverage from October 1997 through November 1999. In December 1999, the Company obtained product liability and general insurance coverage in the amount of $1,000,000 against such liability. There can be no assurance that the Company will not be held liable for damages not covered by or in excess of any insurance coverage.

         Control of Company. As of the date of this Registration Statement and without taking into account the shares of Common Stock that may be acquired upon exercise of certain stock options, three of the directors of the Company as a group beneficially own approximately 43.7% of the outstanding shares of Common Stock. Based upon this ownership interest, these three directors may be in a position to effectively control the business and affairs of the Company, including certain significant corporate actions such as the sale or purchase of assets and the issuance and sale of the Company's securities.

         Dependence on Patents and Proprietary Technology. The Company's success may depend, in part, on its ability to obtain patent protection for the AP+Series products and related products and to preserve the Company's trade secrets. As of the date of this Registration Statement, the Company is planning on conducting a patent search regarding the FIMS. There can be no assurance that others have not independently developed, or will not independently develop, similar products and technologies or otherwise duplicate any of the AP+Series products or related products and technologies.

         Dependence on Existing Contractual Relations. The Company's success will depend on the successful introduction and marketing of the AP+Series products and related products in the global marketplaces which may, in turn, be dependent upon the continued existence of favorable contractual relations with its manufacturers and suppliers of integral component parts. These agreements and the operations of the Company may be dependent on the Company's continued favorable relationships with its manufacturers and suppliers. The Company's operations would be materially and adversely affected by the failure of such manufacturers and suppliers to honor these agreements. In the event of a dispute, enforcement of these agreements could be time consuming and costly. There is no assurance that such favorable contractual relations will continue, and if so, that they will be in the best interests of the Company.

         Risks of International Sales/Year 2000 Issues. The AP+Series products and related products are sold by the Company in the United States and internationally, principally in Europe and Africa, with intentions to expand globally. International sales may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Changes in tariffs or other trade policies could adversely affect the Company's customers or suppliers.

         Many existing computer programs, including programs used by the Company's distributors in certain foreign countries, use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could failr or create erroneous results by, at or after the year 2000 thus disrupting the distribution and sale of the Company's products in these countries. Management believes that all of the AP+Series products and related products are Y2K compliant. However, in the event that the Company's significant contacts or distributors and suppliers do not successfully and timely achieve year 2000 compliance, the Company's business or operations could be adversely affected or interrupted in these countries.

         Government Regulation; No Assurance of Compliance. The Company's manufacturing facilities may be subject to regulation and inspection standards established by the Occupational Safety and Health Administration ("OSHA"). As of the date of this Registration Statement, none of the Company's facilities have been inspected for compliance with the standards established by OSHA. Although the Company believes that it is in material compliance with current standards, there can be no assurance that any inspection will not reveal that the Company has failed to comply with the standards established by OSHA and that, as a result, the Company may be required to expend sums, which can be costly, to assure compliance with OSHA regulations.


         The AP+Series products and related products may be subject to regulation by various agencies, including the U.S. Department of Transportation and the Federal Highway Administration, as well as local authorities. Each of these agencies may regulate various aspects of licensing, permitting and operations of the Company in connection with the design, development, manufacture and installation of AP+Series products and related products. Although management believes that imposition of any such regulations will not impose great burdens upon the operation of the Company, such regulations are subject to constant change. Unforeseen changes in such regulations may have a significant impact on the Company.

         Risks Related to High Leverage/Restrictions on the Company's Activities. The Company has financed its operations in part by obtaining bank loans and lines of credit. One such financing consists of a Small Business Administration guaranteed purchase order line of credit originated by Marine Midland Bank. In order to obtain this line of credit, the Company signed an agreement that restricts its activities with respect to subsequent borrowing, the structure of the Company, and its securities. In addition, the Bank of Smithtown has required that Mr. Richard Goodhart, a director of the Company, pledge a certain number of his shares of Common Stock. The Company will undertake such steps as may be necessary to ensure that any and all action taken or to be taken by the Company will be acceptable to and approved by Marine Midland Bank in accordance with the terms of the agreement. See "Item 2. Management's Discussion and Analysis or Plan of Operation".

         Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 18,200,888 shares of its Common Stock issued and outstanding. Of the 18,200,888 of the Company's current outstanding shares of Common Stock, 340,498 are free trading and 17,860,390 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

         Further, future sales of shares of Common Stock pursuant to offerings could have a depressing effect on the price of the Common Stock and adversely affect the Company's ability to raise capital in the future.

         Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends both domestically and internationally, changes in the supply and demand for the Company's shares, and other factors. These factors can be expected to affect the market price of the Company's shares of Common Stock when the Company receives the approval by the National Association of Securities Dealers, Inc. (the "NASD") to trade the Company's shares of Common Stock on the OTC Bulletin Board.


         Broker-Dealer Sales of the Company's Shares. The Common Stock of the Company will be defined as "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

         For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

Item 2.  Management's Discussion and Analysis or Plan of Operation.


         This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section "Item 1. Description of Business - Risk Factors". This section should be read in conjunction with the Company's Consolidated Financial Statements included herein.

         Certain of the financial statements and the discussion below in the comparative fiscal year end and nine-month period sections include reference to amounts and balances of APP LLC since the reorganization of the Company and the acquisition of IPS-NY did not occur until October of 1998.

General

         The Company was incorporated in the State of Nevada on October 28, 1998 to become the holding company of APP LLC and IPS-NY. The Company is engaged in the design, marketing and distribution of onboard computer recording and fuel monitoring systems for commercial and fleet vehicles.

         During the prior fiscal years, the Company focused primarily on the research, development and design of the AP+Series products and related products, and generated little revenues. During those prior fiscal years, the principals of the Company invested personal funds, arranged for loans and lines of credit from financial institutions, and secured grants to support the research and development expenses on the Company in excess of $2,000,000.

         As of the date of this Registration Statement, the Company derives its revenues principally from the marketing and sale of onboard recording systems, called the AP+Series products, and other related products to customers generally in the fleet management and driver training industries. The Company sells four different onboard recording systems: the APP1000, APP2000, APP3000 and APP 4000. The Company also sells other related products: a customized software system for use with the AP+Series (the "DAMS"), a fuel intake monitoring system (the "FIMS") designed to automate and simplify many aspects of the fueling process, and an opacity sensor for incorporation into the AP+Series designed to read vehicle emissions in real time during the operation of the vehicle .

         Additional   revenues  are   generated  by  the  Company   through  the
implementation of maintenance contracts and integration contracts and its subsidiaries.

         During fiscal year ended December 31, 1998, sales of the AP+Series and related products to the Company's customers accounted for approximately 100% of total gross revenues. During the nine-month period ended September 30, 1999, sales of the AP+Series and related products to the Company's customers accounted for approximately 100% of total gross revenues. Although the Company intends to expanding its marketing of the AP+Series and related products in non-transportation industries, such as the medical fields, management of the Company believes that sales of the AP+Series and related products to its customers in the fleet management and driver training industries will continue to be an important line of business for the Company for the next several years.

Results of Operation

For Fiscal Year Ended December 31, 1998 compared with Fiscal Year Ended December 31, 1997

         The Company's net losses for fiscal year ended December 31, 1998 were approximately $605,241 compared to a net loss of approximately $661,621 for fiscal year ended December 31, 1997.

         Net revenues for fiscal year ended December 31, 1998 and 1997 were $237,688 and $240,680, respectively. Net revenues remained consistent during these two fiscal years as a result of the Company's focus on product development, raising funds through debt refinancing and commencing stronger marketing strategy during the latter part of fiscal year 1998. Gross profit for fiscal years ended December 31, 1998 and 1997 amounted to $90,680 and $63,764, respectively, or a net increase of $26,916. Gross profit percentages for fiscal year ended December 31, 1998 and 1997 were 19% and 23%, respectively, or a net increase of 12%.

         The Company's sales have been minimal since inception due to utilization of a majority of the funds invested for research and development, professional fees and marketing expenses. After a strong marketing campaign, the Company has reached a point where it may commence fulfillment of major contracts which are either executed or in the final stages of execution. The Company and its subsidiaries have entered into various agreements with certain entities in order to establish distribution channel, corporate structures, and contract applications in foreign and domestic countries. The Company has also entered in to a joint venture agreement with a non-profit corporation to perform certain pilot tests and to develop new products. The Company is also in the final negotiations with Carnegie Mellon University for a joint venture for certain pilot tests and development of new products.

         The slight decrease in net loss during fiscal year ended December 31, 1998 as compared to fiscal year ended December 31, 1997, however, is attributable primarily to a substantial decrease in expenses relating to research and development, although selling, general and administrative expenses substantially increased. Selling, general and administrative expenses include general corporate overhead, administration salaries, selling and consulting expenses, and professional fees. .

         Selling, general and administrative expenses for fiscal year ended December 31, 1998 and 1997 were $565,301 and $329,168, respectively (an increase of $230,133 or 72%). The increase in selling, general and administrative expenses for fiscal year ended December 31, 1998 were primarily due to increased shipping and warehousing costs and the Company's marketing efforts during the latter part of 1998, and professional fees associated with its efforts to sell its equity securities in 1999.

         Research and development expenses for fiscal year ended December 31, 1998 were $37,510 as compared to $339,349 for fiscal year ended December 31, 1997 (a decrease of $301,510). The expenditures for research and development expenses were reduced during fiscal year 1998 since the Company had limited funds and utilized available funds for the anticipated marketing and sale of its equity securities during 1999. The Company redirected its use of available funds in order to obtain contracts and raise additional funds which were utilized for further research and development expenses and establishment of a corporate infrastructure.

For Nine-Month Period Ended September 30, 1999 compared with Nine-Month Period Ended September 30, 1998

         The Company's net losses for the nine month period ended September 30, 1999 were approximately $949,952 as compared to a net loss of approximately $335,956 for the corresponding nine month period ended September 30, 1998.

         Net revenues for the nine months ended September 30, 1999 and 1998 were $356,394 and $159,019, respectively. Net revenues increased by approximately $197,375 or 124% for the nine month period ended September 30, 1999 as compared to the nine month period ended September 30, 1998. Gross profit for the nine months ended September 30, 1999 and 1998 amount to $151,121 and $37,615, respectively, or a net increase of $113,506. Gross profit percentages for the nine months ended September 30, 1999 and 1998 were 42% and 23%, respectively, or a net increase of 19%.

         This increase in gross profit is a result of larger purchases of systems, reduced component costs, price re-negotiations with vendors, and redesign of the PC board layout for cost economy. The increase in sales and gross profit during the nine month period ended September 30, 1999 as compared to the nine months period ended September 30, 1998 is attributable to a new contract which came into existence during 1999 as a result of the Company's marketing efforts.

         The substantial increase in net loss during the nine month period ended September 30, 1999 as compared to the nine month period ended September 30, 1998, however, is attributable primarily to a substantial increase in selling, general and administrative expenses and an increase in research and development expenses. Selling, general and administration expenses include general corporate overhead, administration salaries, shipping and warehousing costs, selling expenses, consulting costs, and professional fees.

         Selling, general and administrative expenses for the nine month period ended September 30, 1999 were $797,442 as compared to the nine month period ended September 30, 1998 of $305,643 (an increase of $491,799 or 161%). The increase in selling, general and administrative expenses for the nine month period ended September 30, 1999 is primarily due to the Company incurring costs associated with its marketing efforts, officers salaries, professional fees associated with the selling and registration of its equity securities and personnel costs.

         Research  and  development  expenses  for the nine month  period  ended
September 30, 1999 were $236,644 as compared to the nine month period ended September 30, 1998 of $28,133 (an increase of $208,511) The increase in research and development expenses is primarily due to the Company's perfecting and expanding of the capabilities of its products.


Liquidity and Capital Resources


For Fiscal Year Ended December 31, 1998

         The Company's financial statements have been prepared assuming that it will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operations.

         As of December 31, 1998, the Company's current assets were $129,880 and its current liabilities were $1,291,939. As of December 31, 1998, the current liabilities exceeded current assets by $1,162,059. As of December 31, 1998, the Company's long term assets were $349,019 and its long term liabilities were $963,849. As of December 31, 1998, long term liabilities exceed long term assets by $614,830.

         As of December 31, 1998,  the Company's  total assets were $495,321 and
its  total  liabilities  were  $2,255,788.   As  of  December  31,  1998,  total
liabilities exceeded total assets by $1,760,467.

         The excess of current liabilities and long term liabilities over current assets and long term assets was primarily due to the amounts due and owing by the Company which are composed of past due accounts payable (included in the current portion of notes payable is a $500,000 note due on demand subject to renegotiations and debt to a financial institution which has been restructed twice since it's initial borrowing) as follows: $1,090,883 for current and long term notes payable; $457,803 for current accounts payable; $165,940 for current accrued expenses; $399,134 for long term loan payable; and $81,819 for current payroll taxes payable. The Company's assets consisted primarily of $31,736 in current accounts receivable; $83,000 in current prepaid expenses; and $271,143 in a long term loan due and owing from KMR pursuant to the terms of the Rescission Agreement and $75,931 due and owing from an officer of the Company.



         Stockholders' equity (deficit) was ($1,760,467) for fiscal year ended 1998.

Nine Month Period Ended September 30, 1999


         As of September 30, 1999, the Company's current assets were $252,221 and its current liabilities were $1,942,943. As of September 30, 1999, the current liabilities exceeded current assets by $1,690,722. As of September 30, 1999, the Company's long term assets were $531,589 and its long term liabilities were $957,088. As of September 30, 1999, long term liabilities exceeded long term assets by $425,499.

         As of September 30, 1999, the Company's total assets were $802,316 and its total liabilities were $2,900,031. As of September 30, 1999, total liabilities exceeded total assets by $2,097,715.

         The excess of current liabilities and long term liabilities over current assets and long term assets was primarily due to the amounts due and owing by the Company as follows: $1,167,655 for current and long term notes payable, $684,984 for current accounts payable, $322,198 for current accrued expenses, $443,672 for long term loan payable, and $82,714 for current payroll taxes payable. The Company's assets consisted primarily of $187,748 in current accounts receivable, $178,362 in long term loan due and owing from an officer of the Company, and $316,581 in long term loan due and owing from KMR pusuant to the terms of the Rescission Agreement.

         Stockholders' equity (deficit) increased from ($1,760,467) for fiscal year ended December 31, 1998 to ($2,327,433) for nine month period ended September 30, 1999.

         The Company may have violated federal and state securities laws in connection with the sales of its shares of Common Stock to investors under a private placement offering that was not registered under the federal securities laws. The offering and sale of such shares of the Company's Common Stock pursuant to its Private Placement Memorandum dated January 27, 1999 and April 7, 1999, respectively, was conducted pursuant to an exemption from registration in accordance with Regulation D, Rule 504, under the Securities Act of 1933, as amended (the "1933 Securities Act"). Because the Company continued to sell its shares of Common Stock to investors after the date the Company effectively became a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), such exemption from registration under Regulation D may not be available to reporting companies. As a result, the private placement may have violated federal securities laws. Moreover, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transactional exemption. Therefore, because of those possibilities, the Company has offered to certain investors in the private placements the right to resell their shares to the Company and receive a refund of the purchase price paid by those investors.



Material Commitments

         In connection with the research and development expenses and other overhead costs over the prior fiscal years, the Company, through its subsidiaries and other arrangements with its officers/shareholders, borrowed funds pursuant to various contractual arrangements representing the following material commitments.

         A significant and estimated commitment for the Company for fiscal year 2000 is the amounts due and owing under a promissory note with Bank of Smithtown. On November 30, 1998, the Company, its subsidiaries, IPS-NY and APP LLC, and Richard Goodhart entered into a settlement agreement with the Bank of Smithtown in connection with a default by IPS-NY under a promissory note dated April 13, 1995 in the amount of $100,000 and a second promissory note dated December 24, 1996 in the amount of $500,000. Pursuant to the terms of the settlement agreement, IPS-NY made two separate payments of $23,208 and $20,000 during November 1998 and a payment of $16,792 during March 1999. Additionally, IPS-NY executed a new promissory note in the amount of $60,620 bearing interest at 9% per annum and maturing in one year (representing the accrued and unpaid interest on the original note of $500,000). In lieu of canceling the original $500,000 note, the Company also executed a new promissory note in the amount of $500,000 bearing interest at 2% per annum. Pursuant to the terms of the new promissory note, the Company is required to make monthly payments of (i) $5,000 during the first year (December 1, 1998 through November 30, 1999), (ii) $10,000 during the second year (December 1, 1999 through November 30, 2000, and (iii) $15,000 during the third year (December 1, 2000 through November 30, 2001. At the end of the third year, the entire principal balance remaining together with any accrued interest shall be due and payable. Such notes associated with the settlement agreement are secured by the assets of the Company and the shares of Common Stock owned of record by Richard Goodhart, the Company's Chief Executive Officer. As of December 31, 1998, the principal balance on the newly issued $500,000 note, the newly issued $60,620 note and the original $100,000 note are $497,306, $60,620 and $58,140, respectivley. As of the date of this Registration Statement, the Company is current with all monthly payments.

         A significant and estimated commitment for the Company for fiscal year 2000 is the amounts due and owing to HSBC Bank USA (formerly Marine Midland
Bank) pursuant to a one-year promissory note dated September 17, 1996 The terms of the promissory note require the Company to make payments of interest only at 9.75% per annum, with the principal amount of $474,817 due on demand. Such promissory note is approximately 90% guaranteed by the Small Business Administration. The Company is currently negotiating with HSBC Bank regarding provisions for a long-term payout.


         A significant and estimated commitment for the Company for fiscal year 2000 is the amounts due and owing to the federal and state taxing authorities for payroll taxes. As of September 30, 1999 and December 31, 1998, the Company owes approximately $81,714 and $81,819, respectively, for payroll taxes and related estimated penalties and interest. The Internal Revenue Service and the Employment Commission of the State of New York have filed liens against the Company, respectively. Such taxing authorities have the power to generally seize the assets of the Company to pay off such amounts due and owing. As of the date of this Registration Statement, the Company has not entered into any formal contractual arrangements with either taxing authority for repayment of such taxes, penalties and interest. Management intends to continue making monthly payments as funds are available until such arrangements are consummated.

         A significant and estimated commitment for the Company for the upcoming fiscal year 2000 pertains to the salaries of the executive officers and directors of the Company. The Company has entered into employment agreements dated January 1, 1999 with three of its executive officers/directors, Mr. Richard Goodhart, Mr. Steven Wahrman and Mr. Jean Paul Deveau (collectively, the "Employment Agreements"). Pursuant to the terms and provisions of the Employment Agreements, commencing January 1, 1999, each officer/director will receive (i) an annual salary of $120,000 (of which the first six months of fiscal year 1999 have been deferred and accrued without interest); (ii) an annual cash bonus equal to one percent (1%) of the annual net profits for the preceding fiscal year; and (iii) stock options to purchase 500,000 shares of restricted Common Stock of the Company at $1.45 per share within five years from the effective date of the employment agreement. Other benefits provided for in each respective employment agreement are disability and health insurance coverage, automobile and expense allowances and travel and entertainment allowances. As of September 30, 1999, the Company has accrued approximately $270,000 in aggregate salary and paid $-0-. For fiscal year 2000, the Company will owe the three officers/directors approximately an aggregate of $360,000 for payment of salary (excluding any amounts due and owing for payment of the cash bonus.

         A significant and estimated commitment for the Company for fiscal year 2000 is the execution by the Company of a $250,000 covertible promissory note dated December 16, 1999. Ther terms of the note are interest to be accrued at 15% per annum with interest and principal payable in full on December 31, 2001. On January 2, 2001, the notes is payable on demand. The note is convertible at any time into restricted shares of Common Stock at the rate of $1.45 per share. In addition, there is a prepayment penalty provision if the Company prepays the note in the first thirteen months.

Sources of Revenue

         The  Company  has been able to  establish  and  maintain  open lines of credit with Nexus Corporation, a division of Jaco Electronics, for the manufacture of its product line. Management believes that this will enable the Company to manufacture unlimited quanties of product through this source. As of the date of this Registration Statement, approximately 600 units are in production, which equate to resale revenues of approximately $1,200,000 over the next twelve months. As of the date of this Registration Statement, the Company has entered into contractual arrangements pertaining to installation, maintenance and integration of its product line valued at approximately $6,000,000.

Management's Plan of Operation

         Historically, the Company's focus has been primarily on the research, design and development of its products. During fiscal year 1999, the Company began to emerge from the research and development phase into worldwide marketing and distribution of its developed products.


         Management intends to capture not less than approximately 1% of the North American market potential on commercial vehicles. In addition, the overseas markets, due to governmental mandates requiring data-recording systems and customer acceptance of such systems, has allowed the Company to generate immediate sales of its products.


         The Company has sold the non-exclusive distribution rights for its products to American Overseas Corporation ("AOC") for $5,000,000. This amended agreement provides for payment of (i) $1,000,000 within sixty days from the date that the Company's securities become publicly traded, (ii) an additional $1,000,000 to be paid within twelve months from the date the Company's securities become publicly traded, and (iii) $3,000,000 to be paid on or before 36 months from the date of the amended agreement. Furthermore, under the terms of the agreement, AOC will purchase the Company's products at distributor's cost.


         Management believes that Carnegie Mellon Driver Training and Safety Institute ("CM"), under a Federal Grant Award, has developed one of the most technologically advanced driver schools in the world. CM has selected the AP+Series products to be utilized on all vehicles and simulators at their schools. Management believes that this use establishes the Company's products as the standard products for the industry to use and follow.

         In Europe, the largest driver training institute, AFT-IFTM, which sets the driver training standards for the European Economic Community, has trained over 130,000 drivers using the AP+Series products.


         As of the date of this Registration Statement, the Company has sold systems to Shell Oil, Chevron and NLNG for their respective oil field fleet operations. Additional, the Company has completed negotiations and entered into a contract with North Shore - Long Island Jewish Health Systems for their fleet of ambulances. Management believes that the system being installed is the most sophisticated ambulance locator and recording system available.

         The AP+Series products system design gives the flexibility for integration with other types of technology, including alcohol breathalyzers. As of the date of this Registration Statement, the Company is in negotiations for a joint venture with Life Science, Inc., Draeger A.G. and Life Science Corporation, to integrate the alcohol breathalyzer with the AP+Series products. In nine states within North America, it is now mandatory for all drivers who have been convicted of Driving While Intoxicated to have an ignition interlock system in their vehicle.


         The Company has entered into a contract with the American Trucking Association pertaining to the federally funded project administered by the Federal Highway Association for the use of the APP+Series products for studying fatigue in drivers. Management believes that this federal funded contract will be significant in that the Company's products will be considered as a government tool for analyzing various technologies.

Sources of Funding



         The Company received approximately $747,802 in gross proceeds from subscriptions for shares of Common Stock pursuant to the Private Placement Memorandums dated January 27, 1999 and April 7, 1999, respectively. Management intends to use approximately $188,000 (25%) of the net proceeds for research and development expenses, approximately $40,000 (5%) for acquisition of equipment and inventory, and approximately $519,802 (69%) for working capital. The Company also has accounts receivable in the approximate amount of $187,748 (net of allowance).

         Based upon a twelve-month operational plan proposed by management, it is anticipated that such an operation plan would require $1,000,000 of additional financing designed to fund the Company subsequent to the four-month period to where management believes the Company will achieve a positive cash flow based on the sales of products and contractuial arrangements. Such financing and net revenues will cover the major areas as follows: service of existing debt, officers/directors' salaries, consulting fees, inventory and hiring of additional management.


Item 3.  Description of Property.


         Except as described above, the Company does not own any other real estate or other properties. The Company leases office space in the United States. Its executive offices are located at325 Wireless Blvd., Hauppauge, New York 11788. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.


         The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group as of the date of this Registration Statement.


------------------------------------------------------------------------------------------------
Title of Class             Name and Address          Amount and Nature (1)      Percent of
                           of Beneficial Owner          of  Class                of Class

________________________________________________________________________________________________
               (2)
Common Stock               Richard J. Goodhart           4,536,640                 24.0%

                           325 Wireless Blvd.
                           Hauppauge, New York 11788

               (2)
Common Stock               Steven H. Wahrman             2,360,960                 13.0%

------------------------------------------------------------------------------------------------

                           325 Wireless Blvd.
                           Hauppauge, New York 11788

               (2)
Common Stock               Jean Paul Daveau              1,049,680                      5.8%
                           325 Wireless Blvd.

                           Hauppauge, New York 11788

               (2)
Common Stock               All officers and directors    7,947,280                     43.7%
                           as a group (3 persons)

-----------------------------------------------------------------------------------------------

         (1)


         Does not assume the exercise of options pursuant to the terms of the Non-Qualified Stock Option Plan to purchase an aggregate of 1,500,000 shares of restricted Common Stock at $1.45 per share. See "Executive Compensation - Non-Qualified Stock Option Plan."


         (2)

         These are all restricted shares of common stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         Directors/Executive Officers. The directors and executive officers of the Company are as follows:

Name                       Age              Position with the Company
-------------------        ---              -------------------------------

Richard J. Goodhart        50               Director and Chairman of the
                                            Board, Chief Executive Officer

Steven H. Wahrman          42               Director and President, Chief
                                            Operating Officer


Jean Paul Daveau           43               Director and Executive Vice
                                            President of Engineering/Design


Julius J. Valente Jr.      60               Chief Financial Officer

Ives Wahrman               75               Director

Martin Goodhart            78               Director

         RICHARD J. GOODHART has been a Director, the Chairman of the Board and Chief Executive Officer of the Company since October of 1993. Mr. Goodhart has had nineteen years in international sales and marketing in the electronic component industry and ten years in purchasing management. He has received the Small Business Association Eastern Region 1996 Exporter of the Year award and has been nominated for the "Global Vision 2000" award for 1996. In addition, Mr. Goodhart was elected for the "Who's Who in International Electronics" for 1994 and 1995 and was a recipient of the New York State "Export Entrepreneur of the Year" award. Prior to his involvement in the Company, Mr. Goodhart held positions as the Vice President of Sale and Finance for Ex-Electronics and was International Sales and Marketing Manager for Jaco Electronics. Mr. Goodhart holds a Bachelor of Science degree in Business Management from Western New England College.


         STEVEN H. WAHRMAN has been a Director, the President and Chief Operating Officer of the Company since February of 1996. Mr. Wahrman is responsible for all phases of worldwide implementation of market research, strategic planning and promotion and the daily operations of the Company. Mr. Wahrman has twenty years of experience in sales and marketing. For a period of fourteen years, Mr. Wahrman was President of S.W. Intimates and was named "Who's Who in American's Young Business" in 1992. Mr. Wahrman holds a Bachelor of Science degree in Marketing with a minor in Advertising from The American University.


         JEAN PAUL DAVEAU has been a Director and the Executive Vice President of Engineering and Design of the Company since October of 1993. Mr. Daveau is responsible for establishing and overseeing the engineering and design staff and all aspects of technical research, including the compilation of specifications and manuals. Mr. Daveau has spent over a decade developing onboard recording systems. He is a world renown leader of design in the onboard recording industry and has worked with Royal Dutch Shell, Schlumberger, and Western Atlas. In addition, Mr. Daveau is an expert in the fields of hardware and software, and in that capacity has acted as a consultant engineer in the industrial computing industry. For a period of five years, Mr. Daveau was the President and Managing Director of Microsam. In 1990, he received the "Chivas de L'Exploitation Professionelle" and the "Trophee de L'Enterprise" awards.

         JULIUS J. VALENTE, JR. has been the Chief Financial Officer of the Company since December 1999. Mr. Valente has over three decades of experience in accounting, lending, financial consulting and corporate management. After graduation from Manhattan College in 1961, Mr. Valente joined the New York accounting firm of Paterson & Ridgeway, CPA. Mr. Valente's lending career began in 1963 when he accepted a position as a loan officer and new business representative with James Talcott, Inc. He subsequently served as Vice President with Walter E. Heller until 1971 when he was named Vice President of Shawmut Credit Corporation (the de nova asset lending subsidiary of Shawmut Bank which he assisted in establishing). In 1974, Mr. Valente established the Colonial Business Finance Corporation, a de nova asset based lending subsidiary for the Colonial Bank of Waterbury, Connecticut. He served as Senior Vice President with Colonial Bank until 1979. Mr. Valente is recognized throughout the industry as a leading financial and lending expert. He was named as a Director of the Commercial Finance Association in 1971 and served on the Board of Directors until 1979. In addition to his association with the financial services industry, Mr. Valente established his own financial consulting firm in 1979 known as United Financial Resources Corporation ("UFRC"). UFRC specializes in developing successful recovery programs for an impressive clientele in manufacturing, retail and service industries.

         IVES WAHRMAN has been a Director of the Company since February of 1996. Mr. Wahrman has an extensive background in the field of merchandise marketing. His positions have included Merchandise Manager for J.M.Fields and Vice President and Merchandise Manager for McCrory Stores. In addition, Mr. Wahrman has served on the board of directors of the Temple Beth Israel in York, Pennsylvania, and is currently a volunteer for York County Area Agency on Aging at York Hospital in York, Pennsylvania. Mr. Wahrman has been retired for the past eight years, and provides invaluable business expertise to the Company in his role as a director.

         MARTIN GOODHART has been a Director of the Company since February of 1996. Mr. Goodhart Mr. Goodhart has nearly fifty years of experience in the commercial finance industry. He has held a position with new York Factors, was the Assistant Vice President of Rosenthal & Rosenthal, and was the Vice President of both Hilldun Corporation and Sterling Factors. Mr. Goodhart is well recognized by his peers and has given numerous lectures on finance to the Fashion Institute of Technology, Pace College and Dellotte Haskin & Sells. He has served as President of the Finance Club of New York, whose members include banks, large financial institutions and private owners of financial companies. In addition, Mr. Goodhart was the President of the Empire Credit Club of New York. Mr. Goodhart has been retired for the past six years, and provides invaluable business expertise and contacts to the Company in his role as a director.


         As of the date of this Registration Statement, two family relationships exist among the named directors. Mr. Martin Goodhart is the father of Mr. Richard Goodhart and Mr. Ives Wahrman is the father of Mr. Steven Wahrman. No other family relationships exist among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

         As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

         Advisors/Consultants. The significant advisors and consultants to the Company are listed below. The Company has no obligation or agreement to hire or pay any consultant or advisor other than those listed below. The Company may, however, as the need arises retain such consultants and advisors as management deems necessary in the best interests of the Company.


         The Company has retained Royce Anderson and Monroe, Inc., a New York corporation ("Royce Anderson"), in connection with consulting services for the development of the North American market. Royce Anderson will assist the Company with corporate structure, acquisitions, mergers and equity partners. Pursuant to an amendment to the agreement between the Company and Royce Anderson and in exchange for Royce Anderson's services, the Company issued to Royce Anderson 2,006,276 shares of its Common Stock.

         The Company has also entered into a consulting agreement with Bristol Consulting Ltd., a New York corporation ("Bristol"), for assistance in the development of an international market for the Company's product lines. Bristol will also assist and advise the Company in the Middle East and the Far East regarding corporate structure, capital acquisition, contracts, equity partners and mergers and acquisitions. Pursuant to an amendment to the agreement between the Company and Bristol and in exchange for Bristol's services, Bristol received compensation in the amount of $5,000 per month for the months of July, August and September 1998, and will receive compensation in the amount of $10,000 per month for the remaining 57 months of the agreement. All such compensation shall be deferred and shall accrue until such time as the Company has the funds necessary to pay same. In addition, the Company issued to Bristol 837,414 shares of the Company's Common Stock.

Item 6.  Executive Compensation.


         As of the date of this Registration Statement, none of the officers or directors of the Company have received any compensation for their respective roles to date or during fiscal years 1997 and 1998. On January 1, 1999, the Company entered into employment agreements with three of its executive officers/directors, Mr. Richard Goodhart, Mr. Steven Wahrman and Mr. Jean Paul Daveau. Pursuant to the provisions of the employment agreements, each officer will receive an annual salary of $120,000 (of which the first six months commencing January 1, 1999 will be deferred and will accrue without interest). Each officer will also receive a yearly bonus equal to 1% of the net profits for the preceding year. Each employment agreement provides for an initial period of one year, with the ability to be renewed on a yearly basis for a period of five years upon majority vote of the Board of Directors. In addition, each officer/director has been granted stock options to purchase 500,000 shares of restricted Common Stock of the Company at $1.45 per share.The employment agreements also provide for disability and health insurance coverage, automobile and expense allowances and travel and entertainment allowances..

         As of  September  30,  1999,  the  Company  has  accrued  approximately
$270,000 and paid $-0- to its executive officers/directors as executive compensation.

Non-Qualified Stock Option Plan

         On January 1, 1999, the Board of Directors of the Company adopted the Non-Qualified Stock Option Plan (the "SOP") which provided for the grant of options to purchase an aggregate of 6,000,000 shares of Common Stock at $1.45 per share. The purpose of the SOP is to make options available to directors, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to remain in the employ of the Company, and to provide them compensation for past services rendered.

         The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date, if any, of such options. The exercise of an option may be less than fiar market value of the underlying shares of Common Stock. No options granted under the SOP will be transfereable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

         The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

         As of the date of this Registration Statement, options have been granted in the aggregate of 1,500,000 shares to the following individuals. All options granted are exercisable by the respective individual from the date of grant through the date of expiration.


----------------------------------------------------------------------------------------------------

                                    Number of      Date of Grant       Exercise Price     Date of
                                 Shares Granted                                          Expiration

Richard Goodhart .........           500,000         01-01-99            $   1.45         01-01-19

Steven Wahrman ...........           500,000         01-01-99            $   1.45         01-01-19

Jean Paul Daveau .........           500,000         01-01-99            $   1.45         01-01-19

TOTAL ....................         1,500,000

----------------------------------------------------------------------------------------------------


         No  share  options  have  been   exercised  as  of  the  date  of  this
Registration Statement.

Item 7.  Certain Relationships and Related Transactions.

         On October 28, 1998, the Company entered into an agreement and plan of reorganization with International Purchasing Service, Inc. ("IPS"). Pursuant to the terms and provisions of the agreement and plan of reorganization, the Company agreed to transfer and assign to Richard Goodhart, the then sole shareholder of IPS, 2,975,000 shares of its Common Stock in exchange for all of the issued and outstanding shares of common stock of IPS.

Item 8.  Description of Securities.

         The Company is authorized to issue 50,000,000 shares of Common Stock, no par value.

Common Stock

         Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.


         Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore. The Company's agreement with its bank lender may prohibit payment of Common Stock dividends without the consent of the lender. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon exercise of options and payment therefore, will be validly issued, fully paid and nonassessable.


 PART II

Item 1.  Market for Common Equity and Related Stockholder Matters

         As of the date of this Registration Statement, there has been no public market for the shares of Common Stock of the Company. It is the intention of management that the shares of Common Stock of the Company will be traded in the over-the-counter market and quoted on the NASDAQ. The Company must meet certain criteria in order to qualify for inclusion on NASDAQ.


         The 18,200,888 shares of Common Stock outstanding as of the date of this Registration Statement are held by approximately 173 holders of record in the United States.

         The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to bank loans, and other relevant factors.

Transfer Agent

         The transfer agent and registrar for the Common Stock is Continental Transfer & Trust Company, 2 Broadway, New York, N.Y. 10004, telephone number
(212) 509-4000.

Item 2.  Legal Proceedings.

         Management is not aware of any legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.


         Since July 1998 and to August 1, 1999, the Company had a former accountant. Since August 1, 1999 and to date, the Company's current principal independent accountant has not resigned or declined to stand for re-election or were dismissed. The Company's former principal independent accountant declined to stand for re-election after the Company's formative and developmentive years as his policy for providing accounting services did not extend to include the Company's growing scale of transactions. Such decision to change accountants was approved by the Board of Director. There were no disagreements with the former accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         Moreover, there have been no disagreements with the Company's current principal independent accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         Neither the Company's current principal independent accountant nor its former principal independent accountant have provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their respective opinion as to uncertainty, audit scope or accounting principles.

         The Company's principal independent accountant from January 1997 to August __, 1999 was Jeff R. Pearlman, 19 West 34th Street, Suite 1118, New York, New York 10001. The Company's principal independent accountant from August 1, 1999 to the current date is Massella, Tomaro & Co., LLP, 375 North Broadway, Suite 103, Jericho, New York 11753.


Item 4.  Recent Sales of Unregistered Securities.


     (i) On October 28, 1998, the Company entered into an exchange agreement with the members of APP LLC, who either held an equity interest or a right to acquire an equity interest in APP LLC, whereby the Company issued an aggregate of 13,995,970 shares of its Common Stock to such members in exchange for their respective proportionate interests in APP LLC. The issuance of the Commmon Stock described herein was made in connection with the exchange agreement not involving a public offering. The certificates representing issuance of such shares of Common Stock by the Company to such investors have a legend indicating that the shares of Common Stock cannot be resold without registration under the Securities Act of 1933, as amended (the "1933 Securities Act") or in compliance with an available exemption from registration. The investors acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the exchange agreement and acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ii) On October 28, 1998, the Company entered into an agreement and plan of reorganization with International Purchasing Service, Inc. ("IPS"), whereby the Company issued 2,975,000 shares of its Common Stock to Richard Goodhart, the then sole shareholder of IPS, in exchange for all of the issued and outstanding shares of IPS. The issuance of the Common Stock described herein was made in connection with a plan of reorganization transaction not involving a public offering to a single investor. The certificate representing issuance of such shares of Common Stock by the Company to Richard Goodhart has a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration.

     (iii)On December 10, 1998, the Company entered into three separate settlement agreements with three creditors whereby the Company agreed to issue an aggregate of 115,000 shares of its restricted Common Stock at $0.001 per share pursuant to Section 4(2) of the Securities Act. Under the terms of the respective settlement agreements, the (i) creditor agreed to accept 50,000 shares of Common Stock as payment for the approximate $44,520 debt owed to such creditor, (ii) creditor agreed to accept 50,000 shares of Common Stock as payment for the approximate $35,075 debt owed to such creditor, and (iii) creditor agreed to accept 15,000 shares of Common Stock as payment for the approximate $13,338 debt owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by
          Section 4(2) of the Securities Act. The creditors each represented to the Company that he acquired the shares for his own respective account and not with a view to distribution, and that the Company made available to him all material information concerning the Company.



     (iv) On April 6, 1999, the Company completed an offering under its Private Placement Memorandum dated January 27, 1999 to sell shares of its Common Stock at $1.45 per share pursuant to Section 4(2) of the Securities Act and Regulation D, Rule 504, thereunder. The offering was conducted on a "all or none/best efforts" basis until the receipt of $250,000 in gross subscriptions from investors and, thereafter, continued on a "best efforts" basis until either the sale of 500,000 shares of Common Stock or May 25, 1999, whichever occurred earlier. The Company sold and issued 340,498 shares of Common Stock, representing receipt of approximately $493,722 in gross proceeds. No underwriter was involved in the transaction, and no commissions or other remuneration were paid, other than to registered broker-dealers, in connection with the offer and sale of the Common Stock.



     (v) The Company has completed an offering under its Private Placement Memorandum dated April 7, 1999 to sell shares of its Common Stock at $1.45 per share pursuant to Section 4(2) of the Securities Act and Regulation D, Rule 504 promulgated thereunder. The Company sold and issued 175,228 shares of Common Stock, representing receipt of approximately $254,080 in gross proceeds. No underwriter was involved in the transaction, and no commissions or other remuneration were paid, other than to registered broker-dealers, in connection with the offer and sale of the Common Stock.

         As of the date of this Registration Statement, the Company has 18,200,888 shares of its Common Stock issued and outstanding. Of the 18,200,888 of the Company's current outstanding shares of Common Stock, 340,498 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.


         The holders of free trading Common Stock in the capital of the Company may in the future offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices, when such prices exist. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

         Of the 18,200,888 of the Company's current outstanding shares of Common Stock, 17,860,390 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.


         To date, no sales of restricted shares of Common Stock have been made.

Item 5.  Indemnification of Officers and Directors.

         Section 78.751 of Chapter 78 of the Nevada Revised Statutes contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

         The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

         A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

         The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

         The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

Item 6.  Financial Statements.

         Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.

PART III

Item 1 & 2.  Index to and Description of Exhibits.

     (a) The following Financial Statements are filed as a part of this Registration Statement:


     1.   Independent Auditors' Report dated October 27, 1999.

     2. Consolidated Balance Sheets for fiscal year ended December 31, 1998 and September 30, 1999 (unaudited).

     3. Consolidated Statements of Operation for Years Ended December 31, 1998 and 1997 and for the Nine Months Ended September 30, 1999 and 1998 (unaudited)..

     4.   Consolidated  Statement  Stockholders'   Deficiency  for  Years  Ended
          December 31, 1998 and 1997 and for the Nine Months Ended September 30, 1999 and 1998 (unaudited)..

     5. Consolidated Statements of Cash Flow for Years Ended December 31, 1998 and 1997 and for the Nine Months Ended September 30,
              1999 and 1998 (unaudited).

     6. Notes to Consolidated Financial Statements for Years Ended December 31, 1998 and 1997 and for the Nine Months Ended September 30, 1999 and 1998 (unaudited).

         .

          (b)  The  following  Exhibits  are filed as part of this  Registration
               Statement:



------------------- ------------------------------------------------------------
Exhibit No.         Description
------------------- ------------------------------------------------------------
2                   Not applicable.

3.1                 Articles of Incorporation for the Company
                    By-laws of the Company


3.2                 Articles of Incorporation for IPS-NY

4                   Not Applicable

9                   Not Applicable

10.1                Agreement  and Plan of  Reorganization  dated  October   28,
                    1998 between the Company and KMR Telecom Limited.

10.2                Agreement  and Plan  of  Reorganization  dated  October  28,
                    1998  between   the  Company  and  International  Purchasing
                    Service, Inc.

10.3 Consulting Agreement dated July 30, 1998 between the Company and Royce Anderson & Monroe, Inc. and amendment thereto.

10.4 Consulting Agreement dated July 30, 1998 between the Company and Bristol Consulting Ltd. and amendment thereto.

10.5 Exchange Agreement dated October 28, 1998 by and among the Company and Richard Goodhart, Steven Wahrman, Jean Paul
                    Daveau, Darien Partners Investments, Inc., World Asset Management, inc., Atlantic Financial Management, Inc., Avignon Trading, Inc., Royce Anderson Monroe, Bristol Consulting, Frank Baker and Michael Gervis.

10.6                Rescission   Agreement  dated  June  1,  1999,   effectuated
                    retroactively to October 28, 1998, by and between the Company and KMR Telecom Limited.

10.7 Independent Contractor's Installation & Service Agreement dated May 16, 1997 by and between the Company and Atlantic Financial Management, Inc., and amendment thereto.

10.8 Independent Contractor's Installation & Service Agreement dated May 8, 1997 by and between the Company and World Asset Management, Inc., and amendment thereto.

10.9 Independent Contractor's Installation & Service Agreement dated April 11, 1997 by and between the Company and Darien Partners Investments, Inc., and amendment thereto.

10.10 Independent Contractor's Installation & Service Agreement dated June 4, 1997 by and between the Company and Avignon Trading, Inc., and amendment thereto.

10.11 Distributor Agreement dated August 20, 1998 by and between the Company and American Overseas Corporation, and amendment thereto.

10.12 Schlumberger Associate Program Agreement dated May 12, 1999 between the Company and Schlumberger Malco, Inc.

10.13 Manufacturing Agreement dated January 24, 1997 by and between the Company and Lockheed Martin Corporation.


11                  Not Applicable


21                  Not Applicable

24                  Not Applicable

The  following  additional  Exhibits  are  filed  as part  of this  Registration
Statement:

------------------- -----------------------------------------------------------
Exhibit No.         Description
------------------- -----------------------------------------------------------
                    None

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            ACCIDENT PREVENTION PLUS, INC.,
                            a Nevada corporation


                            By:/s/ Steven H. Wahrman
                               -----------------------------
                               Steven H. Wahrman, President



DATE:  February 9, 2000

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                       AND

                            FOR THE NINE MONTHS ENDED

                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                      Page
                                                                                                     Number

Independent auditors' report                                                                           F-1

Consolidated Balance Sheets at September 30, 1999 (unaudited)
    and December 31, 1998                                                                              F-2

Consolidated Statements of Operations for the nine months
     ended September 30, 1999 and 1998 (unaudited) and for
     the years ended December 31, 1998 and 1997                                                        F-3

Consolidated Statement of Stockholders' Deficiency for the
    nine months ended September 30, 1999 (unaudited) and
    for the years ended December 31, 1998 and 1997                                                     F-4

Consolidated Statements of Cash Flows for the nine months ended September 30, 1999 and 1998 (unaudited) and

    for the years ended December 31, 1998 and 1997                                                 F-5 to F-6

Notes to Consolidated Financial Statements                                                         F-7 to F-27


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Accident Prevention Plus, Inc.

We have audited the accompanying consolidated balance sheet of Accident Prevention Plus, Inc. and Subsidiaries (the "Company") as of December 31, 1998, and the related statements of operations, stockholders' deficiency and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998, and the results of its operations and cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company, as of December 31, 1998 has a working capital deficiency of $1,162,059. In addition, for the years ended December 31, 1998 and 1997, the Company reported net losses amounting to $605,241 and $661,621, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Massella, Tomaro & Co., LLP
Jericho, New York
October 27, 1999, except for
note 15(c) as to which
the date is December 16, 1999

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                     (Unaudited)
                                     September 30,             December 31,
                                        1999                      1998
                                    --------------            -------------
Current Assets:
    Cash                            $          200            $         192
    Accounts receivable - net              187,748                   31,736
    Inventory                               43,600                   14,952
    Prepaid expenses                        20,673                   83,000
                                    --------------            -------------
         Total Current  Assets             252,221                  129,880
                                    --------------            -------------

Property and Equipment, Net                 18,506                   16,422
                                    --------------            -------------

Other Assets:
    Due from officer                       178,362                   75,931
    Due from affiliate                     316,581                  271,143
    Other                                   36,646                    1,945
                                    --------------            -------------
         Total Other Assets                531,589                  349,019
                                    --------------            -------------

           Total Assets             $      802,316            $     495,321
                                    ==============            =============


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
    Notes payable                   $      691,739            $     563,668
    Cash overdraft                           5,025                   19,813
    Accounts payable                       684,984                  457,803
    Accrued expenses                       322,198                  165,940
    Payroll taxes payable                   82,714                   81,819
    Capital lease obligations                    -                    2,896
    Customer deposits                      156,283                        -
                                    --------------            -------------
         Total Current
         Liabilities                     1,942,943                1,291,939
                                    --------------            -------------
Long Term Liabilities:
    Notes payable                          475,916                  527,215
    Loans payable - officers               443,672                  399,134
    Notes payable - director                37,500                   37,500
                                    --------------            -------------
         Total Long Term
         Liabilities                       957,088                  963,849
                                    --------------            -------------

Total Liabilities                        2,900,031                2,255,788
                                    --------------            -------------

Common Stock Subject To
    Rescission Offer,- $.001
    par value, 158,426 shares
    issued and outstanding
    (Note 10)                              229,718                        -
                                    --------------            -------------

Commitments & contingencies
    (Note  9)                                    -                        -
                                    --------------            -------------

Stockholders' Deficiency:
    Common Stock - $.001 par value,
    50,000,000 shares authorized,
    17,593,874 and 17,295,970
    shares issued and outstanding,
    respectively                            17,594                   17,296
    Additional paid-in capital             606,006                  223,318
    Accumulated deficit                 (2,951,033)              (2,001,081)
                                    --------------            -------------
         Total stockholders'
         deficiency                     (2,327,433)              (1,760,467)
                                    --------------            -------------
         Total Liabilities
         and Stockholders'
         Deficiency                 $      802,316            $     495,321
                                    ==============            =============

           See accompanying notes to consolidated financial statements


                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF OPERATIONS FOR YEARS
            ENDED DECEMBER 31, 1998 AND 1997 AND FOR THE NINE MONTHS
                  ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                        (Unaudited)
                                                  For the nine months ended           For the years ended
                                                         September 30,                     December 31,
                                                     1999           1998             1998               1997
                                                  -----------    -----------      ------------     -------------
Net Sales                                         $   356,394    $   159,019      $    237,688     $     240,680
Cost of Sales                                         205,273        121,404           147,008           176,916
                                                  -----------    -----------      ------------     -------------
Gross Profit                                          151,121         37,615            90,680            63,764
                                                  -----------    -----------      ------------     -------------
Expenses:
    Selling, general and administrative               797,442        305,643           565,301           329,168
    Research and development                          236,644         28,133            37,510           339,349
                                                  -----------    -----------      ------------     -------------

Total expenses                                      1,034,086        333,776           602,811           668,517
                                                  -----------    -----------      ------------     -------------
Loss before other income (expenses)
    and provision for income tax                     (882,965)      (296,161)         (512,131)         (604,753)
                                                  -----------    -----------      ------------     -------------

Other Income (expenses)
    Interest income                                    25,450              -             5,610                 -
    Interest expense                                  (92,437)       (39,795)          (98,720)          (56,868)
                                                  -----------    -----------      ------------     -------------

    Total Other Income (Expenses)                     (66,987)       (39,795)          (93,110)          (56,868)
                                                  -----------    -----------      ------------     -------------

Loss Before Provision for Income Taxes               (949,952)      (335,956)         (605,241)         (661,621)

Provision for income taxes                                  -              -                 -                 -
                                                  -----------    -----------      ------------     -------------

Net Loss                                             (949,952)      (335,956)         (605,241)         (661,621)

Other Items of Comprehensive Income                         -              -                 -                 -
                                                  -----------    -----------      ------------     -------------
Comprehensive Net Loss                            $  (949,952)   $  (335,956)     $   (605,241)    $    (661,621)
                                                  ===========    ===========      ============     =============
Basic:
     Net Loss                                     $     (.05)    $      (.02)     $       (.04)    $        (.04)
                                                  ===========    ===========      ============     =============
Weighted Average Number of Shares
    Outstanding                                    17,524,135     17,180,970        17,195,345        17,180,970
                                                  ===========    ===========      ============     =============


          See accompanying notes to consolidated financial statements.


                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT STOCKHOLDERS' DEFICIENCY
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                                  Common Stock                 Additional   Member's                         Total
                                   ------------                  Paid-in     Capital        Accumulated    Stockholders'
                                      Shares          Amount     Capital   (Deficiency)       Deficit       Deficiency
                                    -----------       ------     --------   -----------    ------------     ----------
Balances at December 31, 1996                 -       $    -     $      -   $  (191,792)   $          -     $ (191,792)
Sale of membership interest                   -            -            -        10,000               -         10,000
Net loss for the year ended
 December 31, 1997                            -            -            -      (661,621)              -       (661,621)
Balances at December 31, 1997                 -            -            -      (843,413)              -       (843,413)

Recapitalization of the LLC          14,205,970       14,206            -       843,413        (857,619)             -
Purchase of subsidiary                2,975,000        2,975            -             -        (538,221)      (535,246)

90,000 shares of common stock
contributed by officers' for
services rendered to the Company              -            -      130,500             -               -        130,500

Issuance of common stock in
   connection with settlements of
   debt                                 115,000          115       92,818             -               -         92,933

Net loss for the year ended
   December  31, 1998                         -            -            -             -        (605,241)      (605,241)
                                    -----------       ------     --------   -----------    ------------     ----------
Balances at December 31, 1998        17,295,970       17,296      223,318             -      (2,001,081)    (1,760,467)

Issuance of common stock in
     connection with private
     placement memorandums              297,904          298      382,688             -               -        382,986

Net loss for the nine months
   ended September 30, 1999                   -            -            -             -        (949,952)      (949,952)
                                    -----------       ------     --------   -----------    ------------     ----------

Balances at September 30, 1999      17,593,874       $17,594     $606,006             -    $ (2,951,033)  $ (2,327,433)
                                    ==========       =======     ========   ===========    ============   ============


          See accompanying notes to consolidated financial statements.




                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR YEARS ENDED DECEMBER 31, 1998 AND 1997 AND FOR THE NINE MONTHS
                  ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                                  (Unaudited)
                                                          For the nine months ended               For the years ended
                                                                 September 30,                         December 31,
                                                           1999                1998              1998                1997
                                                     ----------------    ---------------      ------------       ------------
Operating activities
    Net loss                                         $     (949,952)      $     (335,956)     $   (605,241)      $   (661,621)
    Adjustments to reconcile net loss to
      net cash used for operating activities:
            Depreciation and amortization                     5,250                2,166             5,265              1,442
            Common stock for services                             -                    -           130,500                  -
    Decrease (increase) in:
            Inventory                                       (28,648)             (14,952)          (14,952)                 -
            Accounts receivable                            (156,012)             (21,105)          (30,365)            15,750
            Prepaid expenses                                 62,327                    -            (8,250)             2,449
            Other assets                                          -                    -              (446)                 -
    (Decrease) increase in:
            Cash overdraft                                    (14,788)            13,670            19,813                  -
            Accounts payable and accrued expenses             383,599            104,663           203,031            277,339

            Payroll taxes payable                                 895              5,705             3,346                  -
         Customer deposits                                    156,283            (13,810)          (13,810)           (12,290)
Net cash used for operating activities                       (541,046)          (259,619)         (311,109)          (376,931)
                                                     ----------------    ---------------      ------------       ------------

Investing activities

    Purchase of property and equipment                         (7,334)                 -            (2,782)            (2,400)
                                                     ----------------    ---------------      ------------       ------------

Net cash used for investing activities                         (7,334)                 -            (2,782)            (2,400)
                                                     ----------------    ---------------      ------------       ------------

Financing activities

    Proceeds from notes payable                                80,512             90,803            61,238            349,817
    Repayments of capital lease contributions                  (6,896)                 -            (1,698)            (5,461)
    Other loan advances                                       (34,701)              (385)                -                  -
    Sale of partnership interest                                    -                  -                 -             10,000

    Proceeds from sale of common stock                        612,804                  -                 -                  -
    Advances (to) from affiliates and shareholders           (103,331)           166,238           249,969             25,491
                                                     ----------------    ---------------      ------------       ------------
Net cash provided by financing activities                     548,388            256,656           309,509            379,847
                                                     ----------------    ---------------      ------------       ------------
Net increase (decrease) in cash                                     8             (2,963)           (4,382)               516

Cash and cash equivalents at beginning of year                    192              2,963             4,574              2,447
                                                     ----------------    ---------------      ------------       ------------
Cash and cash equivalents at end of year             $            200    $             0      $        192       $      2,963
                                                     ================    ===============      ============       ============


                See accompanying notes to consolidated financial statements.


                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR YEARS ENDED DECEMBER 31, 1998 AND 1997 AND FOR THE NINE MONTHS
                  ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                       (Unaudited)
                                              For  the nine months ended    For the years ended
                                                       September 30,             December 31,
                                                  1999            1998         1998        1997
                                               ------------  -----------   ------------  ------------



Supplemental disclosure of
non-cash flow information:
    Cash paid during the year
    for:
        Interest                               $     31,060  $    23,480     $  128,580  $     50,868
                                               ============  ===========     ==========  ============
        Income taxes                           $          0  $         0     $        0  $          0
                                               ============  ===========     ==========  ============
Schedule of non-cash operating activities:
    Issuance of 115,000 shares of common
    stock in connection with settlement
    of debt                                    $          -  $         -     $  (92,933) $          -
                                               ============  ===========     ==========  ============

Schedule of non-cash investing activities:
    Issuance of 115,000 shares of common
    stock in connection with settlement
    of debt                                    $          -  $         -     $   92,933  $          -
                                               ============  ===========     ==========  ============

    90,000 shares of common stock contributed
    by officers' for services rendered         $          -  $         -     $  130,500  $          -
                                               ============  ===========     ==========  ============
    In connection with acquisition
    of IPS - NY, 2,975,000 shares of
    common stock issued                        $          -  $         -     $ (535,246) $          -
                                               ============  ===========     ==========  ============


















          See accompanying notes to consolidated financial statements.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

NOTE 1-- ORGANIZATION

          THE COMPANY

          Accident Prevention Plus, Inc. (the "Company") was incorporated in the State of Nevada on October 28, 1998 to become the holding company of Accident Prevention Plus, LLC, a Limited Liability Company, (the "LLC") and International Purchasing Services, NY, Inc. ("IPS-NY").

          INC-NY/LLC

          Accident Prevention Plus, Inc. ("Inc-NY") was incorporated during June 1993 in the State of New York as a standard corporation. During February 1996, Inc-NY was reorganized and converted to a Limited Liability Company. The LLC is treated as a partnership for financial and income tax purposes. The entities are engaged in the design, marketing and distribution of onboard computer recording and fuel monitoring systems for commercial and fleet vehicles.

          IPS-NY

          IPS-NY was incorporated in the State of New York on March 3, 1993 to provide various support services to the LLC including but not limited to shipping, receiving and warehousing. IPS-NY was also responsible for purchases of product components, providing financing, and other general overhead support for the LLC and for its own business purposes. The sole shareholder of IPS-NY was also the majority partner of the LLC.

          REORGANIZATION

          During October 1998, pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") the Company issued 14,205,970 shares of its common stock to the partners of the LLC for 100% of the LLC. The Company accounted for the transaction with the LLC as a corporate reorganization and accordingly, no goodwill was recorded. In connection with the reorganization, the founding partners in the LLC were elected as the officers of the Company. Accordingly, after such reorganization, the LLC became a wholly owned subsidiary of the Company.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

          ACQUISITION OF IPS-NY

          Simultaneously with the reorganization during October 1998, the Company acquired from IPS-NY's sole shareholder, 100% of the issued and outstanding common stock of IPS-NY by issuing 2,975,000 shares of its common stock. The acquisition was accounted for by the purchase method.

          KMR TELECOM, LTD.

          Simultaneously with the reorganization during October 1998, the Company also intended to acquire all of the issued and outstanding common stock of KMR Telecom, Ltd ("KMR"), a corporation organized under the laws of India for 800,000 shares of its common stock. During June of 1999, it was discovered that the laws of India prohibit a foreign entity from holding more than a 49% equity interest in a company organized under the laws of India. Accordingly, the Company and the shareholders of KMR entered into a rescission agreement canceling the transaction. The financial statements do not reflect the intended acquisition since the rescission agreement was effectuated retroactively to October 1998.

NOTE 2 -- GOING CONCERN

          The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 1998 and 1997, the Company generated net losses of $605,241 and $661,621, respectively. Additionally, as of December 31, 1998, the Company has a working capital deficiency amounting to $1,162,059.

          As of December 31, 1998, the Company owes approximately $81,819 of payroll taxes and related penalties and interest. Certain taxing authorities have filed liens against the Company as a result of the unpaid payroll taxes. Should the taxing authorities take further actions, the results could be detrimental to the Company's ability to operate.

          The Company is aggressively attempting to obtain additional contracts in order to mitigate future losses. However, there can be no assurance that it will be able to obtain additional contracts and pay its payroll taxes.

          These facts raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

NOTE 3-- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  a)  Principles of consolidation
                      ---------------------------

                      The accompanying consolidated balance sheet at September 30, 1999 and December 31, 1998 include the accounts of the Company and its wholly owned subsidiaries, LLC and IPS-NY (the "Companies") after elimination of all significant intercompany transactions and accounts. The statements of operations and cash flows for the year ended December 31, 1997 include the balances of the LLC since the reorganization and the acquisition of IPS-NY did not occur until October 1998. The statements of operations and cash flows for the year ended December 31 1998 include the balances of the Company and the LLC for the entire year and from October 28, 1998, (the acquisition date) to
                      December 31, 1998 for IPS-NY since purchase accounting requires the elimination of all operating transactions of the acquired subsidiary from inception of its fiscal year to the date of acquisition. If the operating transactions from January 1, 1998 to October 27, 1998 were included in the December 31, 1998 consolidated statement of operations, the effect by major components would be as follows:

                                                                   Proforma

                        Net Sales                                 $ 443,088
                        Cost of Sales                                202,950
                                                                  ----------
                        Gross Profit                                 240,138
                        Expenses                                     801,424
                                                                  ----------
                        Net Loss                                  $(561,286)
                                                                  ==========


                  b)  Cash and cash equivalents
                      -------------------------

                      The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

                  c)  Inventory

                      Inventory amounting to $43,600 and $14,952 at September 30, 1999 and December 31, 1998, respectively, consists of components and is valued at the lower of cost (using the specific identification method) or market. All inventory is pledged as collateral pursuant to promissory notes payable as discussed in Note 6.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  d)  Income Taxes

                      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods' taxable income for federal and state income tax reporting purposes.

                  e)  Earnings per share

                      During 1997, the Financial Accounting Standards Board issues SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously required reporting of primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike the previously reported primary earnings per share, basic earnings per share exclude the dilutive effects of stock options. Diluted earnings per share are similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.

                  f)  Use of estimates

                      In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  g)  Fair value disclosure at December 31, 1998

                      The carrying value of cash, accounts receivable, cash overdraft, accounts payable and accrued expenses are a reasonable estimate of their fair value because of the short-term maturity of these investments. The fair value of long-term debt closely approximates its carrying value.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  h)  Organizational costs

                      Organizational costs consist of legal costs incurred in the establishment of the Company. Organizational costs are being amortized on a straight-line basis over a five year estimated useful life.

                  i)  Effect of New Accounting Standards

                      The Company does not believe that any recently issued accounting standards, not yet adopted by the Company, will have a material impact on its financial position and results of operations when adopted.

                  j)  Property and Equipment

                      Property and equipment are recorded at cost less accumulated depreciation which is provided on the straight line basis over the estimated useful lives of the assets which range between five and seven years. Expenditures for maintenance and repairs are expensed as incurred.

                  k)  Accounts Receivable

                      The Company utilizes the allowance method for recognizing the collectibility of its accounts receivables. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding based on the surrounding facts. As of December 31, 1998 and September 30, 1999, no allowance was deemed necessary by management.

                  l)  Deferred Offering Costs

                      Deferred offering costs consist of $10,000 in professional fees at December 31, 1998 in connection with the Company's private placement memorandum affected during 1999, which is included in prepaid expenses. Accordingly, all such costs will be charged to additional paid-in capital during 1999.

                  m)  Research and Development Costs

                      Research and development costs are expensed as incurred. Such costs amounted to $236,644 and $28,133 for the nine months ended September 30, 1999 and 1998, respectively, and $37,510 and $339,349 for the years ended December 31, 1998 and 1997, respectively.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  n)  Foreign Currency Translation

                      Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded as a separate component of stockholders' deficiency. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

NOTE 4-- PROPERTY AND EQUIPMENT

                  Property and equipment are as follows at:
                                                          (unaudited)
                                                         September 30,     December 31,
                                                             1999             1998
                                                         -----------      ------------

                       Furniture & fixtures              $     4,618      $      1,220
                       Computer equipment                     30,111            44,231
                                                         -----------      ------------
                                                         $    34,729      $     45,451
                       Less: accumulated depreciation         16,223            29,029
                                                         -----------      ------------
                                                         $    18,506      $     16,422
                                                         ===========      ============

                  Computer   equipment   amounting  to  $10,441  is  pledged  in
                  connection with capitalized lease obligations.

                  Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $5,265 and $1,442, respectively. Depreciation and amortization expense for the nine months ended September 30, 1999 and 1998 amounted to $5,250 and $2,166, respectively.

NOTE 5-- DUE FROM AFFILIATE

                  Due from affiliate consists of a loan receivable from KMR Telecom, Ltd. ("KMR") a corporation organized under the laws of India, which is affiliated with the Company through common stock ownership with the chief executive officer of the Company. The loan is held by IPS - NY and bears interest at 12% per annum. The Company's chief executive officer has pledged to the Company as collateral for the loan his 49% interest in KMR. At September 30, 1999 and December 31, 1998 the loans due from KMR were $316,581 and $271,143, respectively. Interest income recorded by the Company related to such loan for the nine months ended September 30, 1999 and for the year ended December 31, 1999 were $25,450 and $5,610, respectively.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

NOTE 6-- NOTES PAYABLE

                  a)  Bank of Smithtown

                      On November 30, 1998, the Company, IPS-NY, LLC and the Company's Chief Executive Officer entered into a settlement agreement with the Bank of Smithtown ("Smithtown") in connection with a default by IPS-NY under a U.S. Small Business Administration ("SBA") promissory note dated April 13, 1995 in the sum of $100,000 and a second promissory note dated December 24, 1996 in the sum of $500,000. In accordance with the settlement, IPS-NY made the following payments as scheduled: $23,208 and $20,000 both in November 1998 and $16,792 in March 1999.

                      Additionally, IPS-NY executed a new note in the amount of $60,620 bearing interest at 9% per annum and maturing in one year. Such note represents the accrued and unpaid interest on the original IPS-NY note of $500,000 dated December 24, 1996. Lastly, in lieu of canceling the original IPS-NY $500,000 note dated December 24, 1996, the Company executed a new note in the amount of $500,000, bearing interest at prime rate plus 2% per annum. Such note shall be paid at the rate of $5,000 per month during the first year, $10,000 per month during the second year and $15,000 per month during the third year. At the end of the third year, the entire principal balance remaining, together with any accrued interest, shall be due and payable. As of December 31, 1998 the principal balances on the newly issued $500,000 note, the newly issued $60,620 note and the original $100,000 SBA note are $497,306, $60,620 and $58,140, respectively.

                      All notes associated with the above settlement agreement are secured by the Company's common stock owned by its Chief Executive Officer and all assets of the Company.

                      As of September  30, 1999,  IPS-NY and the LLC are current
                      with  all   payments   associated   with  the   settlement
                      agreement.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  b)  HSBC Bank USA (formerly Marine Midland Bank)
                      --------------------------------------------

                      On September 17, 1996, the LLC borrowed $500,000 by executing a promissory note with HSBC Bank USA (formerly Marine Midland Bank) ("HSBC") such note being partially guaranteed by SBA. Such note was for a term of one-year bearing interest at 10.25% per annum. The current terms of the note are payments of interest only at 9.75% per annum and due on demand. The Company is currently in the process of negotiating a long-term payout for this note with HSBC. As of December 31, 1998 the balance due is $474,817 and is classified as current.

                      Annual aggregate maturities of notes payable are as follows as of December 31, 1998:

                      Year ended December 31:

                           1999                  $         563,668
                           2000                             89,611
                           2001                            146,044
                           2002                            291,560
                           2003                                  -
                           Thereafter                            -
                                                 -----------------
                                                 $       1,090,883
                                                 =================

NOTE 7-- CAPITAL LEASE OBLIGATIONS

                  During October 1995 and March 1996, the LLC acquired office equipment with the following terms and conditions:

                  i) On October 25, 1995, computer equipment was acquired for $7,051 by entering into a capital lease obligation with interest at approximately 13% per annum, requiring 36 monthly payments of $361 which include principal and interest. The lease is secured by the related equipment. At December 31, 1998, the Company was in default of its monthly payment obligations.

                  ii) On March 25,  1996,  office  equipment  was  acquired  for
                      $3,390 by entering into a capital lease obligation with interest at approximately 10% per annum, requiring 36 monthly payments of $94 which include principal and interest. The lease is secured by the related office equipment. At December 31, 1998, the Company was in default of its monthly payment obligations.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                      At December 31, 1998,  the aggregate  future minimum lease
                      payments   due  pursuant  to  the  above   capital   lease
                      obligations are as follows:

                                                                              Year Ended
                                                                           December 31,1999
                                                                              ----------
                      Total minimal lease payments                            $    3,199

                      Less: Amounting representing interest                   $      303
                                                                              ----------
                      Present value of net minimum lease payments             $    2,896
                                                                              ==========

                   At December 31, 1998 computers and related office equipment under capital leases is carried at a book value of $3,517.

NOTE 8 -- PROVISION FOR INCOME TAXES

                  Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial statement and tax bases of assets and liabilities for financial statement and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible in the year when the assets or liabilities are recovered or settled. Accordingly, measurement of the deferred tax assets and liabilities attributable to the book-tax basis differentials are computed at a rate of 34% federal and 9% state pursuant to SFAS No. 109.

                  The only material tax effect of significant items comprising the Companies' current deferred tax assets as of December 31, 1998 is the Companies' net operating losses "NOL's" which amounted to approximately $ 71,000 and $ 585,000, respectively for the Company and IPS-NY. The deferred tax asset associated with the Companies' NOL's amounted to approximately $145,000 as of December 31, 1998.

                  A portion of IPS-NY's net operating loss carryforwards are subject to provisions of the Internal Revenue Code, Section 382, which limits the use of net operating loss carryforwards when changes in ownership of more than 50 percent occur during a three year testing period.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  In accordance with SFAS 109, the Company has recorded a 100% valuation allowance for such deferred tax asset since management could not determine that it was "more likely than not" that the deferred tax asset would be realized in the future. The Company's NOL's amounting to approximately $656,000 will expire in the years 2008 through 2013 if not utilized prior.

                       The  Company  and  its  subsidiaries  file  separate  tax
                  returns for federal and state tax purposes. As such, income tax is based on the separate taxable income or loss of each entity.

NOTE 9-- COMMITMENTS AND CONTINGENCIES

                  a)  Year 2000
                      ---------

                      The Companies have addressed and will continue to address the year 2000 issue to ensure the reliability of its operational systems. The Companies have and will continue to make certain investments in its software systems and applications to ensure that they are Year 2000 compliant. These expenditures, which are expensed as incurred, are not expected to be material. The Companies are also working with their financial institutions with which they conducts their business to ensure their compliance with Year 2000 issues in order to avoid any interruptions in their business.

                  b)  Payroll taxes

                      As of September 30, 1999 and December 31, 1998, the Company owes approximately $82,714 and $81,819, respectively, of payroll taxes and related estimated penalties and interest. Federal and state tax liens have been filed against the Company in connection with unpaid payroll taxes. Although the Company has not entered into any formal repayment agreements with the respective tax authorities, it has been attempting to make monthly payments as funds become available.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                   c) Advances from grant

                      In 1996, Inc-NY entered into a grantee award agreement with the University of South Florida ("USF") for the project entitled Fuel Intake Monitoring System ("FIMS"). USF received a grant ($428,793) for the project and forwarded the proceeds directly to a sub-contractor chosen by Inc - NY and USF. Inc - NY's role was to direct the project, fund the research and development and to bring the product technology to a saleable commercial product. Pursuant to the agreement, USF was to receive structured repayments based on revenues generated from the product sales. In the event that there are no revenues within two years after the completion of the USF funding, all rights to the product technology which was funded will revert exclusively to USF. At December 31, 1998, The Company has not sold FIMS products to date.

                  d)  401K Employee Benefit Plan

                      During 1994, IPS-NY established a non-contributory 401K employee benefit plan on behalf of its employees. As of December 31, 1998, IPS-NY has failed to remit $5,359 to such plan, and accordingly, such amount has been included in accounts payable.

                  e)  Lack of Insurance

                      The Companies ceased maintaining any product liability insurance or any other form of general insurance in October 1997. In December 1999, the Companies obtained product liability and general insurance. Although the Companies are not aware of any claims resulting from product malfunctions, there is no assurance that none exists.

                  f)  Significant customers and vendors

                      For the  years  ended  December  31,  1998 and  1997,  the
                      Company had three and one unrelated customers, respectively, which accounted for approximately 56 %, 17 %, and 16 %, and 95 %, respectively, of total revenues. As of December 31, 1998, the Company had two unrelated customers who accounted for approximately 59 % and 40 % of accounts receivables.

                      For the nine months ended September 30, 1999 and 1998, the Company had three and three unrelated customers, respectively, which accounted for approximately 49 %, 24 %, and 22 %, and 25 %, 21 %, and 9 %, respectively, of total revenues. As of September 30 1999, the Company had two unrelated customers who accounted for approximately 42% and 30% of accounts receivables.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  g)  Lease Commitments

                      i)   Office Space

                           During the years ended December 31, 1998 and 1997, both the LLC and IPS-NY shared a common office space. Prior to April 1998, such office spaces were rented on a month-to-month basis. In April 1998, IPS-NY entered into a reciprocal agreement with Jaco Electronics, Inc. ("Jaco"). The agreement stipulates that Jaco will provide, for eighteen months, office space valued at $1,500 per month and warehousing and shipping support valued at $5,000 per month. In lieu of such support, IPS-NY agreed to transfer its then existing backlog sales orders to Jaco, which amounted to approximately $300,000. The warehousing and shipping services provided by Jaco have been accounted for as services provided to the LLC. For the year ended December 31, 1998, the Company has recorded $42,500 of warehousing and shipping cost related to this agreement. For the year ended December 31, 1998 and 1997, the Company has recorded rent expense of $19,879 and $40,009, respectively.

                      ii)  Vehicles

                           The Company leases three vehicles under non-cancelable operating leases. Total leasing expense was approximately $18,561 and $18,561 for the years ended December 31, 1998 and 1997, respectively. Total lease expense was approximately $ 12,276 and $ 16,710 for the nine months ended September 30, 1999 and 1998, respectively. At December 31, 1998, the aggregate future minimum lease payments due under these non-cancelable leases are $7,487 and $4,294 for the years ended December 31, 1999 and 2000.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  h)  Independent Contractors' Installation and Service
                      Agreements

                      From April 1997 through June 1997, the LLC entered into four separate installation and service agreements (the "Agreements") with four foreign corporations whereby such corporations received a 4.9% partnership interest in the LLC for $2,500. Pursuant to the agreements, the corporations are responsible for establishing distribution and sales channels along with the necessary infrastructure required for the successful marketing of the LLC's products. Lastly, the corporations are also responsible for installation and maintenance of the LLC's products. Pursuant to the agreements, the corporations will be compensated based on a fixed hourly rate for any installation and/or maintenance service.

                      From inception through September 30, 1999, no services have been performed by the above four foreign entities. In connection with the LLC's reorganization during October 1998, the four foreign corporations exchanged each of their respective 4.9% interests in the LLC for a total of 3,180,000 shares of the Company.

                  i)  Bristol Consulting Ltd.

                      On July 30, 1998, the LLC entered into a consulting agreement with Bristol Consulting Ltd. ("Bristol") for the assistance and advise of commercial application in Europe, the Middle East and the Far East as to corporate structure, capital acquisitions, contract applications, and mergers and acquisitions. The consulting agreement is for a period of five years requiring monthly payments of $5,000 for the first three months and $10,000 a month for the remaining term of the consulting agreement. For the nine months ended September 30, 1999 and 1998, the LLC paid $ 31,000 and $14,600, respectively, to Bristol. For the year ended December 31, 1998, the LLC paid a total of $14,600 to Bristol. As of September 30, 1999 and December 31, 1998, the LLC has accrued a total of $102,207 and $20,400, respectively.

                      Lastly, in connection with such consulting agreement, Bristol received 837,414 shares of common stock of the Company upon the reorganization of the LLC in October 1998 for its 5% partnership interest in the LLC.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                      j)   Royce Anderson and Monroe, Inc.

                           On July 30, 1998, the LLC entered into a consulting agreement with Royce Anderson & Monroe, Inc. ("Royce Anderson") for the assistance and advise of commercial application in the United States and the rest of the Western Hemisphere as to corporate structure, capital acquisitions, contract applications, and mergers and acquisitions. The consulting agreement is for a period of five years.

                           In connection with such consulting agreement, Royce Anderson received 2,006,276 shares of common stock of the Company upon the reorganization of the LLC in October 1998 for its 10% partnership interest in the LLC.

                      k)   Software Hardware Specialists, Inc.

                           On December 17, 1998, the Company entered into a joint venture agreement with Software Hardware Specialists, Inc. ("Software Specialists") which became effective on January 4, 1999. Software Specialists will provide the engineering and manufacturing management along with engineering design of the Company's products. The Company will jointly provide engineering support, manufacturing management and engineering design to Software Specialists for a period of three years.

                           The Company will pay Software Specialist for a period of three years at established hourly rates. For the nine months ended September 30, 1999, the Company paid Software Specialist $137,970.

                      l)   ATA Foundation, Inc.

                           During August 1999, the Company entered into a consulting agreement with ATA Foundation, Inc., ("ATA") a non profit corporation, whereby the Company is to provide electronic recording and data collection interface in a project to pilot test fatigue management technologies. The period of performance shall be from August 1, 1999 through December 31, 2001. The agreement fee of $217,875 will be earned on a cost reimbursement basis with the Company providing monthly invoices upon completion of services as prescribed in the agreement.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                           As of September 30, 1999, the Company has billed a total of $78,010 in connection with such agreement.

                      m)   Carnegie Mellon University

                           On November 19, 1998, the LLC entered into a non-disclosure agreement with Carnegie Mellon University ("Carnegie") in connection with a letter of intent dated January 6, 1998. The letter of intent stipulated Carnegie's cooperation in working with the LLC for the development of new products and research and development of new prototypes. The non-disclosure agreement established the terms governing the use and protection of certain confidential information by both Carnegie and the LLC.

                           As of September 30, 1999, the LLC and Carnegie have not entered into a formal contract regarding such joint venture. However, the LLC has made payments to Carnegie totaling $20,000 through September 30, 1999 for research and development.

                      n)   American Overseas Corporation

                           The LLC and American Overseas Corporation, ("AOC"), an investment company formed under the laws of British Virgin Islands, entered into a distributor agreement dated August 20, 1998 pursuant to which AOC agreed to (i) assist in the establishment of marketing and distributing services for certain of the Company's products worldwide, and (ii) pay the LLC $5 million within a thirty-six (36) month period for the non-exclusive unlimited rights to purchase products at a price of 5% above cost and to sell those products worldwide. In accordance with the agreement on August 20, 1999, AOC was to remit $2 million to the Company.

                           On July 22, 1999, the LLC and AOC agreed to amend the contract whereby the $5 million is to be paid as follows: i) $1 million within 60 days from the date that the Company becomes publicly traded, ii) an additional $1 million is to be paid within twelve
                           (12) months of the beginning trade date and iii) the balance of $3 million to be paid on or before thirty-six (36) months from the date of the contract. Lastly, AOC will purchase the Company's product at distributor's cost.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

NOTE 10-- COMMON STOCK SUBJECT TO RESCISSION OFFER

                  Common stock sold subsequent to August 3, 1999 pursuant to the Company's limited offering memorandums of January and April 1999, as discussed in note 15 (a), may be in violation of the requirements of the Securities Act of 1933. In addition, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transaction exemption. The Company has offered to certain investors of the limited offerings the option which expires April 2001 to sell back the common stock to the Company for the original purchase price of $1.45 per share. To date, none of the investors have exercised the option. As such, the proceeds of $229,718 from the issuance of the 158,426 shares of common stock through September 30, 1999 have been classified outside of equity in the September 30, 1999 balance sheet as common stock subject to rescission.

NOTE 11-- ACCRUED EXPENSES

                  Accrued expenses consist of the following at:

                                                    (unaudited)
                                                    September 30,          December 31,
                                                       1999                   1998
                                                  ---------------        -------------
                           Consulting             $       273,338        $     121,474
                           Professional fees               30,750               23,363
                           Purchases                            -                9,575
                           Interest                        17,212                8,896
                           Other                              898                2,632
                                                  ---------------        -------------
                                                  $       322,198        $     165,940
                                                  ===============        =============

NOTE 12-- STOCKHOLDERS' DEFICIENCY

                  a)  Reorganization

                      During October 1998, pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") the Company issued 14,205,970 shares of its common stock to the partners of the LLC for 100% of the LLC. The transaction with the LLC was accounted for by the Company as a corporate reorganization. In connection with the reorganization, the founding partners in the LLC were elected as the officers of the Company. Accordingly, after such reorganization, the LLC became a wholly owned subsidiary of the Company. Simultaneously with the reorganization, during October 1998, the Company acquired from IPS-NY's sole shareholder, 100% of the issued and outstanding common stock of IPS-NY by issuing 2,975,000 shares of its common stock.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                  b)  Issuance of Common Stock for Settlement of Debt

                      During November 1998, the Company issued 115,000 shares of common stock to certain professionals and vendors as consideration for forgiveness of accrued expenses associated with accounting and tax services, software consulting, and design services. The shares issued have been valued at the balance of the accrued expenses amounting to $92,933.

                  c)  Officers' Contribution

                      During November 1998, the officers of the Company transferred 90,000 shares of common stock, which they had previously held personally, to consultants, professionals and employees of the Company in consideration for services. Accordingly, in connection with the issuance of such shares, the Company recorded general and administrative expenses and additional paid-in capital of $130,500 related to such issuances.

                  d)  Non-qualified Stock Option Plan

                      Effective January 1, 1999, the Company established a non-qualified stock option plan ("Stock Option Plan") pursuant to which 6,000,000 shares of common stock are reserved for issuance upon the exercise of options. The option plan is designed to serve as an incentive for retaining qualified and competent key employees, officers and director of the Company. The price for each share of common stock purchasable according to the Stock Option Plan is a $1.45 per share.

NOTE 13-- RELATED PARTY TRANSACTIONS

                  a)  Loans Payable - Officers

                      As of September 30, 1999 and December 31, 1998, loans payable-officers amounting to $443,672 and $399,134, respectively, represent loans made by the President and the Chief Executive Officer of the Company as follows:

                           i) The loans of the  President  of the  Company as of
                              September 30, 1999 and December 31, 1998 amounted to $396,771 and $325,751, respectively, and are comprised of the following:

                              A $50,000 promissory note with interest accruing at 8% per annum, which is due on demand. (See note 13d(i)).

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                              A $240,000 loan, which the officer has secured personally through a financial institution. The Company has guaranteed to reimburse the officer for all interest and the direct cost of such loan. This loan bears interest at 9.25% per annum.

                              The  remainder  is  comprised  of  advances to the
                              Company  and   unreimbursed   expenses  which  are
                              non-interest bearing.

                          ii) The  loans  due  the   Chief   Executive   Officer
                              amounting to $46,901 and $73,383 at September 30, 1999 and December 31, 1998, respectively, are non-interest bearing and represent advances to the Company and unreimbursed expenses.

                  b)  Due From Officer

                      As of September 30, 1999 and December 31, 1998, due from officer amounting to $178,362 and $75,931, respectively, represents advances to an officer which are non-interest bearing and due on demand.

                  c)  Employment agreements

                      Between November 1995 and January 1996, the LLC entered into three separate employment agreements with its then vice president of engineering, chief executive officer and president.

                      The employment agreements were for a term of five years with annual salaries of $51,600, $60,000 and $60,000 respectively. The vice president of engineering, pursuant to his agreement, was also entitled to commissions on the LLC's gross sales ranging from 2% to 1/2% based on certain sales levels. In addition, all of the employment agreements allowed for certain other fringe benefits such as health insurance, travel and entertainment reimbursements, full reimbursement of auto insurance, and $500 per month each towards auto leases. In lieu of the auto lease obligation the LLC entered into two commitments for auto leases (see note 9gi(i)). As a result of the LLC not generating any profits, none of the salaries pursuant to the above agreements were paid through December 31, 1998. Accordingly, effective December 31, 1998, the three officers of the LLC signed a release which forgave all past consideration pursuant to the employment agreements and entered into new agreements effective January 1, 1999 as discussed below.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                      On January 1, 1999, the Company entered into three separate employment agreements with its chief executive officer, chief operating officer and executive vice president. The employment agreements are for an initial one-year term with renewable (5) five one-year terms based on a majority vote of the Board of Directors. Each officer is entitled to an annual salary of $120,000 with annual increases based on The Consumer Price Index, along with a cash bonus of 1% of the annual net profits of the Company. The foregoing options are intended to qualify as incentive stock options. Each agreement includes benefits such as disability and health insurance coverage, automobile and expense allowances, travel and entertainment allowances, and options to purchase 500,000 shares of the Company's common stock at $1.45 per share within five years from the effective date of the agreements.

                      Lastly, pursuant to the agreements, all three officers have agreed to defer the first six months of their salary, which will be paid at a later date. Accordingly, as of September 30, 1999, the Company has accrued $270,000 of salary and paid $ 0.

             d)   Notes Payable

                      i) During June 1996, the LLC borrowed $50,000 from its president at an interest rate of 8% for a term of 180 days pursuant to a promissory and demand note. As of September 30, 1999, such note remains unpaid as a result of the LLC receiving a waiver of repayment until December 31, 1999. The LLC has continued to accrue interest on the note at the rate of 8% per annum through September 30, 1999. As of September 30, 1999 and December 31, 1998, accrued interest on such note amounted to $13,000 and $10,000, respectively.

                    ii) During August and December 1997, the LLC borrowed $16,500 and $17,000, respectively, from a director of the Company without interest, payable ninety days from date of borrowing. As of September 30, 1999, such note remains unpaid as a result of the LLC receiving a waiver of repayment until December 31, 1999.



NOTE 14-- INDUSTRY SEGMENTS

                  The Company's operations have been classified into two segments: foreign and domestic sales. Information about the two segments for the years ended December 31, 1998 and 1997 are as follows:

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


                                 1998                        1997
                                 -----                       ----
                      Segment    Consolidated        Segment    Consolidated
                    ---------     ----------        ----------   ---------
Sales:
    Foreign         $ 231,688                       $  240,680
    Domestic            6,000                                -
                    ---------                       ----------
Total Sales                       $  237,688                     $ 240,680
                                  ==========                     =========
Gross profit:
    Foreign         $  87,680                       $   63,764
    Domestic            3,000                                -
                    ---------                       ----------
                                  $   90,680                     $  63,764
                                  ==========                     =========


Corporate:
    Selling,
    general
    and
    administrative
    expense        $  565,301                       $  329,168
                    ---------                       ----------

Interest and
finance expense                       93,110                        56,868
Research and
development                           37,510                       339,349
                                  ----------                     ---------

Loss from
operations                          (605,241)                     (661,621)

Provision for
income tax                                 -                             -

Net (loss)                        $ (605,241)                    $(661,621)
                                  ==========                     =========
Identifiable
assets:
   Foreign                        $  302,879                     $       -
   Domestic                          192,442                       277,223
                                  ----------                     ---------
Total assets                      $  495,321                     $ 277,223
                                                                 =========

Gross profit is total revenue less cost of sales and excludes general corporate expenses, interest expense, and income taxes. Identifiable assets are those used by each segment of the Company's operations.

                 ACCIDENT PREVENTION PLUS, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

NOTE 15-- SUBSEQUENT EVENTS

                  a)  Limited Offering Memorandums

                          During January and April 1999, the Company commenced two Limited Offering Memorandums (the "Offerings") pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933. The Company's first offering was for 500,000 shares of its common stock at $1.45 per share before a 10% selling commission. Such offering was terminated during April 1999 with the Company selling approximately 340,000 shares. The second offering in April 1999 was for 408,475 shares of its common stock at $1.45 per share before a 10% selling commission. As of September 30, 1999, the Company has sold an aggregate of 456,330 shares for the two offerings, yielding net proceeds of $612,704 after offering costs.

                          Common stock sold subsequent to August 3, 1999 pursuant to the Company's limited offering memorandums of January and April 1999, may be in violation of the requirements of the Securities Act of 1933. In addition, certain state securities rules and regulations may not have been complied with to ensure availability of a private placement transaction exemption. The Company has offered to certain investors of the limited offerings the option which expires April 2001 to sell back the common stock to the Company or the original purchase price of $1.45 per share. To date, none of the investors have exercised the option. As such, the proceeds of $229,718 from the issuance of the 158,426 shares of common through September 30, 1999 have been classified outside of equity in the September 30, 1999 balance sheet as common stock subject to rescission.

                     b)     APP U.K. Ltd.

                           On September 13, 1999, Accident Prevention Plus (UK) Limited ("APP UK") was formed as a private limited company under the laws of England and Wales to provide sales, marketing and technical support for the Company in Europe.

                     c)    Convertible Promissory Note

                           On December 16, 1999, the Company executed a $250,000 convertible promissory note, with an individual, bearing interest at 15% per annum with principal payable in full on December 31, 2001. The promissory note contains a provision stating that beginning January 2, 2001 that upon a 10 day notice the note is due on demand. On June 1, 2000 the note is convertible into common stock at the rate of $1.45 per share. There also is a prepayment penalty provision if the Company prepays the note in the first thirteen months.